Form 20-F
period 2002-12-31
CELLCO FINANCE NV
filed 2003-06-30
CIK 1060193

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Numbers: 333-9458

CELLCO FINANCE N.V.
(Exact name of Registrant as specified in its charter)

Netherlands Antilles
(Jurisdiction of incorporation or organization)

Caracasbaaiweg 199
Curacao
Netherlands Antilles
Tel: 599-9-4343500
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None.

Securities registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

15% Senior Subordinated Exchange Notes due 2005

12.75% Senior Exchange Notes due 2005

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, Nominal Value $1.00	12,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  Item 18  ☒

INTRODUCTION

This is the annual report for 2002 of Cellco Finance N.V. (“Cellco Finance”), a Netherlands Antilles limited liability company (“naamloze vennootschap”).  Cellco Finance’s sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey.

On July 23, 1998, Cellco Finance issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated as of July 23, 1998 between Cellco Finance and HSBC Bank USA (then known as Marine Midland Bank) (the “1998 Restricted Notes”).  On December 22, 1999 Cellco Finance issued $400,000,000 of 12.75% Senior Notes due 2005 pursuant to an Indenture dated as of December 22, 1999 between Cellco Finance and HSBC Bank USA (the “1999 Restricted Notes”).  Each of the 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions, which resold those Notes pursuant to exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”) in transactions outside the United States in reliance on Regulation S under the Securities Act and to “qualified institutional buyers” under Rule 144A under the Securities Act.

Cellco Finance loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to a Subordinated Credit Agreement dated July 23, 1998 and a Credit Agreement dated December 22, 1999, respectively (such Credit Agreements being collectively herein called the “Credit Agreements”).

Pursuant to a Registration Statement filed with the Securities and the Exchange Commission (the “SEC”) and declared effective on October 13, 1999, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1998 Restricted Notes.  Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of Senior Subordinated Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes (such Senior Subordinated Exchange Notes being herein called the “1998 Exchange Notes”).  Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1999 Restricted Notes.  Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of Senior Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes (such Senior Exchange Notes being herein called the “1999 Exchange Notes” and, together with the 1998 Exchange Notes, “Exchange Notes”; the Exchange Notes, the 1998 Restricted Notes and the 1999 Restricted Notes are collectively referred to as the “Notes”).

The terms “we,” “us,” “our” and similar terms refer to Cellco Finance and do not include or refer to Turkcell.  We do not control Turkcell.  However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell’s business, and our business is subject to all risks and uncertainties to which Turkcell’s business is subject.  Accordingly, we refer to Turkcell’s   Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 2003 (the “Turkcell Annual Report”), which is hereby incorporated by reference in this annual report, for a detailed description of Turkcell’s business and the risks and uncertainties it faces.

At December 31, 2002, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations of Turkcell, whose operations are substantially all inside Turkey. Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell’s business, financial condition and results of operations.  In particular, the Turkish economy has been adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002.

The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey.

Our financial information included in this annual report has been prepared and is presented in accordance with accounting principles generally accepted in the United States of America, or US GAAP, in US dollars.  Our financial statements as of December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002, included herein, have been audited by KPMG Accountants N.V., or KPMG, our independent accountants in the Netherlands Antilles.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not equal the exact sum of those figures.  In this report, references to “$” and “US dollars” are to US dollars.  Except as otherwise noted, all interest rates are on a per annum basis.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or ,” “continue”.

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, in Item 3D, Risk Factors, and in conjunction with the forward-looking statements included in this annual report.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.                                                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

3A.                             Selected Financial Data

The financial information included in this annual report has been prepared and is presented in accordance with accounting principles generally accepted in the United States of America, or US GAAP, in US dollars.

The following table presents our selected financial data as of December 31, 1998, 1999, 2000, 2001 and 2002 and for the eleven month period ended December 31, 1998 and for the years ended December 31, 1999, 2000, 2001 and 2002. We have derived the selected financial data set forth below as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 from our audited financial statements and the notes thereto, which were prepared in accordance with US GAAP and audited by KPMG, our independent accountants in the Netherlands Antilles.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” our financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and  2002, the related notes and the independent auditors’ report appearing elsewhere in this annual report.

[The remainder of this page has been left blank.]

	Eleven months ended	Year ended December 31,
	1998	1999	2000	2001	2002
	$	$	$	$	$
	(in thousands, except per share data)
Statement of Operations

Revenues
Interest income	19,750	46,275	96,000	96,000	96,000
Financing fee income	564	1,345	3,425	3,425	3,425
Total revenue	20,314	47,620	99,425	99,425	99,425
Expenses
Interest expense	(19,750)	(46,275)	(96,000)	(96,000)	(96,000)
Financing cost	(564)	(1,345)	(3,425)	(3,425)	(3,425)
Professional fees	(5)	—	—	—	—
Operating and other expenses recharged	37	58	117	117	117
Income before taxes	32	58	117	117	117
Taxes on income	(32)	(58)	(117)	(117)	(117)
Net income	—	—	—	—	—
Basic and diluted earnings per common share	—	—	—	—	—

Balance Sheet Data (at period end)

Cash and cash equivalents	3	3	3	3	3
Total assets	328,242	739,230	755,863	752,486	749,061
Long-term debt	300,000	700,000	700,000	700,000	700,000
Total debt	300,000	700,000	700,000	700,000	700,000
Total liabilities	328,230	739,218	755,851	752,474	749,061
Capital stock	12	12	12	12	12
Total shareholders’ equity	12	12	12	12	12
Number of shares issued and paid	12,000	12,000	12,000	12,000	12,000

Cash Flow Information

Net cash used in operating activities	(9)		—	—	—
Net cash used in investing activities	(300,000)	(400,000)	—	—	—
Net cash provided by financing activities	300,012	400,000	—	—	—

3B.                             Capitalization and Indebtedness

Not applicable.

3C.                             Reasons for the Offer and Use of Proceeds

Not applicable.

3D.                             Risk Factors

Because we are a financing entity created to issue debt securities and lend the proceeds to Turkcell, our business and our ability to pay the Notes are subject to the risk factors set forth in Item 3D of the Turkcell Annual Report.  In addition, our business and our ability to pay the Notes and investing in and holding the Notes are subject to the following risks:

We rely on payments by Turkcell to provide the funds necessary to make the required payments of principal and interest on the Notes.

We do not control Turkcell.  However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell’s business, and our business is subject to all risks and uncertainties to which Turkcell’s business is subject.  Accordingly, we refer to the Turkcell Annual Report for a detailed description of Turkcell’s business and the risks and uncertainties it faces.

There can be no assurance that Turkcell will have the financial resources necessary to pay us under the Credit Agreements so that we will be able to pay or repurchase the Notes in accordance with their terms.

Economic developments in Turkey and in the global economy have had, and may continue to have, a material adverse effect on Turkcell’s business, financial condition, results of operations or liquidity.

At December 31, 2002, substantially all of our assets represent amounts, receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002.

In 2002, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts.  The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth.  Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program.  These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

Turkey’s return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey’s fragile relations with the United States is another risk factor that may affect the financial market negatively in the near future. Turkcell’s financial condition, future operations and cash flows could be adversely affected by continued economic difficulty.

Turkcell may be unable to repay the loans we made to it if it is subject to a change of control.

The Indentures governing the Notes provide that upon the occurrence of a change of control of Turkcell, we must make an offer to purchase all of the Notes at a price in cash equal to 101% of their aggregate principal amount plus accrued and unpaid interest, including any additional interest, to the date of purchase.  The Credit Agreements require Turkcell to fund such redemption.  However, provisions in our 1999 Indenture restrict our ability to redeem the 1998 Notes, and any future credit agreements or other agreements relating to our indebtedness and existing or future agreements of Turkcell may contain similar restrictions and provisions.  Therefore, we may not have the ability to pay if a change of control occurs.

On March 26, 2002, Sonera Corporation (“Sonera”), a group company of Turkcell’s shareholder Sonera Holding B.V. announced plans to merge with Telia AB (“Telia”), the incumbent telecommunications operator in Sweden. The exchange offer was made and completed as of December 9, 2002. As a result, TeliaSonera AB now, directly or indirectly, owns 100% of Sonera Holding B.V., which holds 37.1% stake in Turkcell. As a result of this merge, there is not any change in control of management rights at Turkcell.

There can be no assurance that the Turkish tax authorities will accept Turkcell’s interest and foreign exchange loss deductions for payment of interest under the Credit Agreements.

Under the “disguised capital rule” under the Turkish Corporation Tax Law, in the computation of its taxable income, a Turkish corporation may not deduct interest paid to an affiliated corporation or a corporation with which it maintains an extensive and continuing economic relationship if the Turkish corporation is “thinly capitalized.”  Moreover, if such a loan is not denominated in Turkish Lira, the Turkish corporation’s foreign exchange losses on the loan may not be deducted.  Turkish tax law and practice provide neither a clear definition of thin capitalization nor a clear indication of the circumstances that constitute an extensive and continuing economic relationship; in each case the Turkish tax authorities appear to take into consideration the facts and circumstances of the particular taxpayer and transaction.  In some cases, thin capitalization has been found to exist where debt-to-equity ratios have been lower than Turkcell’s debt-to-equity ratio.  Loans made in these circumstances may be treated as disguised capital.

Turkcell has advised that we are not affiliated with Turkcell for purposes of the disguised capital rule, and no economic relationship exists between us apart from the Credit Agreements.  Turkcell has informed us that it is adequately capitalized for a company in the GSM operating business and that interest payments it makes pursuant to the Credit Agreements will not be subject to the disguised capital rule and, therefore, its interest payments and any foreign exchange losses with respect to those agreements will be fully deductible by Turkcell in the computation of its Turkish income tax liability.

There can be no assurance that Turkcell’s view would prevail in any administrative or judicial proceeding that resulted from a challenge by Turkish tax authorities to its position on these deductions.  If Turkcell were unable to make such deductions, the loss of deductibility, as well as potential penalties or interest payable upon determination that prior deductions must be reversed, would increase its tax liabilities and reduce Turkcell’s after-tax net income, which could have a material adverse effect on its financial condition.

If interest payments on the Notes are subject to the Turkish withholding tax, we would have a right to redeem the Notes.

The Turkish Corporation Tax Law imposes a withholding tax at an effective rate varying from 11% to 13.2% (including a tax surcharge) on the gross amount of interest payments, including payments of interest on debt obligations by a Turkish obligor to a non-Turkish recipient.  The withholding tax rate, however, is 0% instead of 11% to 13.2% (including a tax surcharge) on interest payments on a loan borrowed by a Turkish borrower from a foreign finance company, pursuant to provisions of Governmental Decree 93/5147, Article 1/8-a.

Turkcell has advised that it believes its interest payments to us under the Credit Agreements are entitled to the benefit of this provision.  However, the Turkish tax authorities could seek to treat the issuance of the Notes and the loans under the Credit Agreements as single transactions subject to the withholding tax or could otherwise challenge the applicability of the exemption to Turkcell’s interest payments.  There can be no assurance as to the outcome of any administrative or judicial proceeding that might result from any attempt by the tax authorities to recharacterize or challenge the transactions.

If Turkcell’s payments under the Credit Agreements were found to be subject to the withholding tax or could otherwise challenge the applicability of the exemption to Turkcell’s interest payments, then it would be required to make “gross up” payments to us under the Credit Agreements.  The amount of those payments would have to be sufficient to enable us to pay the full amount of interest on the Notes net of any taxes.  In that case, we would have the right to redeem the Notes at 100% of the principal amount in specified instances using funds provided by prepayments by Turkcell under the Credit Agreements (and subject to limitations in Turkcell’s and our financing documents).

The 1998 Restricted Notes and the 1999 Restricted Notes are restricted securities that remain subject to limitations on offer and sale.

The 1998 Restricted Notes and the 1999 Restricted Notes were not tendered for exchange by their holders in the respective exchange offers and offers and sales of such Notes continue to be subject to restrictions under the Securities Act. Because those Notes have not been registered under the Securities Act, they may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

There are also possible limitations on the sale of the Notes under the laws of other jurisdictions.

To comply with the securities laws of certain jurisdictions, if applicable, the Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.  We have agreed to register or qualify the sale of the Notes in such jurisdictions only in limited circumstances and subject to certain conditions.

The market for securities such as the Notes, if any, is particularly volatile.

The liquidity of, and the market for, the Notes may be adversely affected by a general decline in the market or by declines in the market for similar securities.  The market for securities such as the Notes is particularly volatile in this regard.  The international financial markets in general, and emerging market debt issues in particular, have from time-to-time experienced a significant amount of volatility, and a large number of financial market indices have declined significantly.  Such declines and any further volatility may adversely affect such liquidity and trading markets independent of the financial performance, and prospects for, us and Turkcell.

ITEM 4.                                                     INFORMATION ON THE COMPANY

4A.                             History and Development of the Company

Cellco Finance N.V. was incorporated on January 27, 1998 as a limited liability company (“naamloze vennootschap”) under the Commercial Code of the Netherlands Antilles.  The address of our registered office is Caracasbaaiweg 199, Curacao, the Netherlands Antilles, and we are registered with the trade register of the Chamber of Commerce and Industry in Curacao under number 78117.  Our telephone number is 599 9 4343500.  Our agent for service of process in the United States in connection with the Notes is CT Corporation, 111 8th Avenue, 13th Floor, New York, New York 10011.

We were formed for the purpose of issuing debt securities and lending the proceeds of those debt securities to Turkcell.  On July 23, 1998, we issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated as of July 23, 1998 between us and HSBC Bank USA (then known as Marine Midland Bank) and on December 22, 1999, we issued $400,000,000 of 12.75% Senior Notes due 2005 pursuant to an Indenture dated as of December 22, 1999 between us and HSBC Bank USA.  The 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions which resold those Notes pursuant to exemptions from registration under the Securities Act in transactions outside the United States in reliance on Regulation S under the Securities Act and to “qualified institutional buyers” under Rule 144A under the Securities Act.  We loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to the Credit Agreements.

Pursuant to a Registration Statement filed with the SEC and declared effective on October 13, 1999, we offered to exchange the 1998 Exchange Notes that had been registered with the SEC for the 1998 Restricted Notes.  Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of the 1998 Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes.  Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, we offered to exchange the 1999 Exchange Notes that had been registered with the SEC for the 1999 Restricted Notes.  Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of the 1999 Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes.

4B.                             Business Overview

We have conducted no operations since we were established and we have no subsidiaries or significant business other than the issuance of the Notes and other debt securities and the lending of the proceeds to Turkcell.  We do not expect to produce any revenues except payments received from Turkcell under the Credit Agreements between us and Turkcell and any other financing agreements we may enter into with Turkcell in the future.  Our only assets are our claims against Turkcell under the Credit Agreements and the sum of $12,000, representing our issued and paid-up capital.  Pursuant to the Credit Agreements, our operating and other expenses are payable by Turkcell.

We have been granted an exemption from certain requirements of the Investment Company Act of 1940, as amended, subject to certain conditions, including that (i) our shares are held by the Cellco Stichting, and (ii) our articles of incorporation contain certain provisions limiting the scope of our business activities to financing of Turkcell.

4C.                             Organizational Structure

Our authorized share capital is $60,000, divided into 60,000 ordinary shares with a par value of $1.00 each, of which 12,000 fully-paid shares have been issued.  Our sole shareholder is Cellco Stichting, a Netherlands Antilles foundation.  The sole beneficiary of Cellco Stichting is a Netherlands Antilles charitable foundation.  Cellco Stichting has a single member board of directors, consisting of Amicorp N.V., a Netherlands Antilles trust company.

We are managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders.  Amicorp N.V. is also our sole managing director.  We have no officers; the managing director exercises the functions of executive officers, consistent with Netherlands Antilles law.

We appointed KPMG as our auditor.  Our financial year corresponds to the calendar year and our financial statements have been and will be prepared in accordance with US GAAP.

4D.                             Property, Plants and Equipment

We do not own or lease any real property or other material tangible fixed assets.

ITEM 5.                                                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes for the periods presented.  Our financial statements are prepared under US GAAP.

Since our sole business is to issue debt securities and lend the proceeds of those securities to Turkcell, you should read our operating and financial review and prospects in conjunction with “Item 5. Operating and Financial Review and Prospects” in the Turkcell Annual Report.

5A.                             Operating Results

Revenues.  Our revenue consists primarily of interest and financing fees from Turkcell paid pursuant to the Credit Agreements.  Revenue for the year ended December 31, 2002 of $99,425,000 is equal to revenue for the year ended December 31, 2001.

Expenses.  Expenses consist primarily of interest paid on the Notes and taxes.  Expenses for the year ended December 31, 2002 of  $99,425,000 is equal to expenses for the year ended December 31 , 2001.

Critical Accounting Policies

We have prepared our financials statements assuming we will continue as a going concern; accordingly we have recorded the loans receivable and the related interest income at the full amount receivable from Turkcell. As noted in the basis of presentation of our financials statements (Note 2) Turkcell’s current liabilities at December 31, 2002 exceeded current assets by $209.5 million. Also, economic developments in Turkey have had, and may contiue to have, a material adverse effect on Turkcell’s business, financial condition and results of operations. Should Turkcell’s operating results or the Turkish economy suffer further significant declines it could result in Turkcell lacking the financial resources to repay the loans. If Turkcell were unable to repay the loans then an impairment charge would need to be recorded.

5B.                             Liquidity and Capital Resources

We are a special purpose finance vehicle formed to issue debt instruments and lend the proceeds to Turkcell.  All of our existing obligations are matched by claims on Turkcell.  We do not expect to incur additional indebtedness other than to fund Turkcell’s operations, and any such additional indebtedness will be matched by claims on Turkcell.

Our cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt owed us. At December 31, 2002, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002.

In 2002, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts.  The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth.  Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program.  These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey’s fragile relations with the United States is another risk factor that may affect the financial market negatively in the near future.

Turkey’s return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments.

The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey. At December 31, 2002, Turkcell’s current liabilities exceeded current assets by $209.5 million. As noted in Turkcell’s financial statements, these matters may raise doubt about Turkcell’s ability to continue as a going concern. Our cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt towards us. Our financial statements have been prepared assuming that Turkcell will continue as a going concern, and that therefore we will continue as a going concern. Turkcell has generated positive cash flows from operations for the past years. Turkcell advised us that its management believes that Turkcell will continue to generate sufficient operating cash flows to operate as a going concern.

We have continued to receive timely payments from Turkcell on our Note receivable and we believe that Turkcell will continue to be able to service its debt on a timely basis. Accordingly, our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Under the Indenture (the “1998 Indenture”) governing the 15.00% senior subordinated notes due in 2005 (the “1998 Notes”) issued by us and the 1998 Issuer Credit Agreement, the 1998 Notes are redeemable, at our option, in whole or in part at any time, on or after August 1, 2002, upon 30 to 60 days’ notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to date of redemption:

Year	Percentage
2002	107.50%
2003	103.75%
2004	100.00%

Depending on the outcome of necessary legal and financial analyses, we may decide to redeem the 1998 Notes, in whole or in part, in the future.

There are some regulations in the Indenture (the “1999 Indenture”) governing the 12.75% senior notes due in 2005 issued by us (the “1999 Notes”) and the 1999 Issuer Credit Agreement, regarding the exercise of optional redemption of the 1998 Notes.

According to the 1999 Indenture, we cannot make any principal payments on any of its indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

Therefore, in order for us to exercise the optional redemption of the 1998 Notes, the 1999 Indenture should be amended accordingly by taking the consent of simple majority of the holders of the 1999 Notes.

5C.                             Research and Development, Patents and Licenses

We have not had any research and development activities for the last three years.  We own no patents.

5D.                             Trend Information

At December 31, 2002, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002.

In 2002, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts.  The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth.  Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program.  These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey’s fragile relations with the United States is another risk factor that may effect the financial market negatively in the near future. Turkcell’s financial condition, future operations and cash flows could be adversely affected by continued economic difficulty.

The increased momentum in economic reform has helped to improve financial market sentiment. The Turkish authorities have laid out an ambitious economic stabilization and reform agenda for 2003, and have taken important initial steps in implementing this agenda. These efforts were instrumental in allowing the fourth program review to be completed on April 18, 2003. Together with the end of hostilities in Iraq and a positive global market sentiment toward emerging market economies, this has helped interest rates to fall while the Turkish Lira has strengthened. The more benign environment also means that the government’s macro economic targets of 5% growth and 20% annual inflation in 2003 remain attainable.

The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey.

Since our sole business is to issue debt securities and lend the proceeds of the debt securities to Turkcell, you should read “Item 5D.  Trend Information” of the Turkcell Annual Report.

ITEM 6.                                                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our authorized share capital is $60,000, divided into 60,000 ordinary shares with a par value of $1.00 each, of which 12,000 fully-paid shares have been issued.  The sole shareholder of Cellco Finance is Cellco Stichting.  The sole beneficiary of Cellco Stichting is a Netherlands Antilles charitable foundation which has a single member board of directors, consisting of Amicorp N.V., a Netherlands Antilles trust company.  We are managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders.  Amicorp N.V. is also our sole managing director.  We have no officers; the managing director exercises the functions of executive officers, consistent with Netherlands Antilles law.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.                             Major Shareholders

See “Item 6.  Director, Senior Management and Employees” above.

7B.                             Related Party Transactions

Not applicable.

7C.                             Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                     FINANCIAL INFORMATION

8A.                             Financial Statements and Other Financial Information

Audited financial statements as of December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002 are included at “Item 18.  Financial Statements.”  Because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell, you should read Turkcell’s financial statements included at “Item 18.  Financial Statements” in the Turkcell Annual Report.

Legal and Arbitration Proceedings

We are not involved in any pending legal proceedings.

Dividend Policy

To date we have not paid any dividends to our sole shareholder.  We are prohibited by the Indentures under which the Notes were issued from paying any dividends on our shares.

8B.                             Significant Changes

Because our sole purpose is to issue debt securities and lend the proceeds of those debt securities to Turkcell, we are affected by significant changes to Turkcell reported in “Item 8B.  Financial Information - Significant Changes” of the Turkcell Annual Report.

ITEM 9.                                                     THE OFFER AND LISTING

9A.                             Offer and Listing Details

Not applicable.

9B.                             Plan of Distribution

Not applicable.

9C.                             Markets

The 1998 Notes are listed on the Luxembourg Stock Exchange.  The 1998 Restricted Notes and the 1999 Restricted Notes are eligible for trading on the PORTAL system of the National Association of Securities Dealers, Inc.

9D.                             Selling Shareholders

Not applicable.

9E.                               Dilution

Not applicable.

9F.                               Expenses of the Issue

Not applicable.

ITEM 10.                                              ADDITIONAL INFORMATION

10A.                      Share Capital

Not applicable.

10B.                      Memorandum and Articles of Association

Our Articles of Incorporation govern our operations. We have no by-laws. Article 2 of the Articles of Incorporation provides that our purpose is to finance directly or indirectly the activities of Turkcell by offering debt securities, to invest equity and borrowed assets in the debt obligations of Turkcell and to guarantee or pledge our assets as security for our obligations.

We are managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The activities of the Board are governed by the Articles.  The Articles stipulate that we are represented at law and otherwise by any one of our managing directors, including in case of a conflict of interests between the Company and one or more managing directors.  Thus, under the Articles the sole managing director is authorized to represent and bind us when negotiating and entering into agreements, including, without limitation, entering into and executing and delivering such agreements, documents and instruments as shall be necessary or appropriate in connection with offering debt securities consistent with our corporate purposes.  The Articles do not contain any restrictions in this respect applicable to the managing directors.  The managing directors are appointed by the General Meeting of Shareholders of the Company and may be suspended and removed by it at all times.  There are no age limits on acting as a managing director.

Our authorized share capital is $60,000, divided into 60,000 ordinary shares with a par value of $1.00 each, of which 12,000 fully-paid shares have been issued. Each share is entitled to a dividend if dividends are declared and paid.  The General Shareholders Meeting determines the timing and amount, if any, of the dividend payment.  Advance dividends may be paid on account of anticipated profits.  If there is a loss in any given year, no profit may be distributed in the following year.  Each share is entitled to one vote on all matters duly presented to the General Meeting of Shareholders for adoption.  Cumulative voting is not permitted.  The profit, by which is understood the net profit according to the profit and loss account, may be reserved or paid out as dividend, at the discretion of the General Meeting of Shareholders; provided, that neither dividends nor interim dividends may be declared payable while any of our debt securities offered are issued and outstanding.

Under the laws of the Netherlands Antilles, in the case of our liquidation and dissolution our shareholders are entitled to all of our assets after all creditors have been paid.  Resolutions to amend the Articles or to dissolve us may only be passed in General Meeting of Shareholders at which at least three/fourths of the issued capital is represented; provided, that the General Meeting of Shareholders may not resolve to voluntarily dissolve and liquidate us while any debt securities are issued and outstanding.  We may acquire for our own account for a valid consideration fully paid up shares of our own capital stock up to such an amount that at least one/fifth part of the authorized capital remains outstanding and held by others.  The authority to make such acquisition is vested in the managing directors.  Neither the articles nor the laws of the Netherlands Antilles provide for any right of the shareholders to have their shares redeemed.  Our issued and outstanding shares are fully paid up and are not subject to any capital calls.

The rights of shareholders are set forth in Netherlands Antilles law and the Articles.  Resolutions to amend the Articles may only be passed by means of a majority vote in a General Meeting of Shareholders at which at least three/fourths of the issued capital is represented.

General Meetings of Shareholders, whether annual or special, shall be convened by means of letters airmailed, air couriered or hand delivered or telegrams or telefaxes sent to the addresses or telefax numbers, as the case may be, of shareholders as stated in the register of shareholders.  An annual General Shareholder Meeting is held  within nine months of the close of our financial year.  A General Shareholder Meeting, either annual or general, may be convened by a twenty day (or ten day in urgent matters, excluding the day on which the notice is mailed, respectively published, and excluding the day on which the meeting is held) notice to shareholders. Shareholders may be represented at the meeting by proxy or designated by letter or telegram.

We have no foreign shareholders. There are no limitations on ownership of our securities under the Netherlands Antilles law.

There are no provisions in our Articles of Incorporation which would delay or prevent a change in control. There is no provision which requires the disclosure of any ownership threshold.

10C.                      Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business.

10D.                      Exchange Controls

We have been granted a general exemption from Netherlands Antilles foreign exchange control regulations by the Central Bank of the Netherlands Antilles as well as a business license, which exemption and license are in full force and effect. No other consent, approval, authorization or order of, or qualification with, any governmental body or agency in the Netherlands Antilles or any Netherlands Antilles person having due authority over Cellco Finance is required for our performance under the Notes, except that we are required to file for publication with the Commercial Register of the Chamber of Commerce and Industry a certificate setting forth the particulars of Cellco Finance, which filing was duly made.

10E.                        Taxation

Holders of the Notes are advised to consult their own tax advisers as to the tax consequences, under the tax laws of the country of which they are resident, of purchasing, holding and disposing of Notes, including, without limitation, the consequences of receipt of interest and premium, if any, and sale or redemption of the Notes or any interest therein.

Netherlands Antilles Taxation

This general summary is based upon the tax laws of the Netherlands Antilles as in effect on the date of this annual report and is subject to any change that may come into effect after that date.

Payments of principal and interest by Cellco Finance to a holder of the Notes who is a non-resident of the Netherlands Antilles and who during the fiscal year has not engaged in a trade or business through a permanent establishment within the Netherlands Antilles will not be subject to Netherlands Antilles income tax or withholding tax or deduction of, for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands Antilles or any political subdivision or taxing authority thereof or therein.

A holder of the Notes who is a non-resident as to the Netherlands Antilles and who during the fiscal year has not engaged in a trade or business through a permanent establishment within the Netherlands Antilles will not be subject to Netherlands Antilles income tax on gains realized during that year on sale or redemption of the Notes.

The Notes will not be subject to inheritance taxes imposed by the Netherlands Antilles, or by any political subdivision or taxing authority thereof or therein, if held by persons not domiciled therein at the time of death.

The Notes will not be subject to gift taxes imposed by the Netherlands Antilles, or by any political subdivision or taxing authority thereof or therein, if such holder at the time of the gift is a non-resident of the Netherlands Antilles and who during the fiscal year has not engaged in a trade or business through a permanent establishment within the Netherlands Antilles.

United States

This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

Holders of the Notes should consult their own tax advisers as to the U.S. federal tax consequences of the purchase, ownership and disposition of the Notes, in addition to the effect of any state or local tax laws or the laws of any jurisdiction other than the United States.

This summary does not purport to discuss all aspects of U.S. federal income taxation which may be relevant to particular investors, such as financial institutions, securities or currency dealers or traders, insurance companies, regulated investment companies, tax-exempt organizations, persons holding Notes as part of a position in a “straddle” or as part of a “conversion,” hedging or larger integrated financial transaction, persons entering into a “constructive sale” transaction with respect to a Note or “U.S. Holders” with a currency other than the U.S. dollar as their functional currency.

As used herein, a “U.S. Holder” means a holder of a Note who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the U.S. or any state or other political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (v) a partnership to the extent the interest therein is owned by any of the foregoing. A “Non-U.S. Holder” is a Holder of Notes who or that is not a U.S. Holder.

Stated Interest

Interest paid on a Note, including any amounts payable as interest gross-up payments, will be included in a U.S. Holder’s gross income as ordinary interest income at the time that it is accrued or paid, in accordance with the U.S. Holder’s regular method of tax accounting. Such interest will constitute foreign source income for U.S. federal income tax purposes but, with certain exceptions, will be treated separately, together with other items of “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws.

Amount of and Taxation of Original Issue Discount on Notes

The Notes may have been issued with original issue discount (“OID”) for U.S. federal income tax purposes. A U.S. Holder who purchases a Note generally will be required to include such OID in gross income, for federal income tax purposes, as it accrues in advance of the receipt of cash payments on the Note (regardless of whether the U.S. Holder is a cash or accrual basis taxpayer).

The amount of OID with respect to each Note would be the excess of the “stated redemption price at maturity” of such Note over its “issue price” (unless such excess is less than a de minimis amount). The “issue price” of a Note is equal to the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters or wholesalers). The “stated redemption price at maturity” of each Note will include all cash payments (including principal and interest) required to be made thereunder until maturity other than “qualified stated interest.” Only interest that is unconditionally payable in cash or property (other than debt instruments of Cellco Finance) at least annually at a single fixed, qualified floating or objective rate throughout the entire term of the Notes will be considered qualified stated interest.

Each U.S. Holder of a Note will be required to include in gross income an amount equal to the sum of the “daily portions” of the OID of the Note for all days during the taxable year in which he or she holds the Note, including the purchase date and excluding the disposition date. The daily portions of OID required to be included in a U.S. Holder’s gross income in a taxable year will be determined by allocating to each day in an accrual period (which may be of any length and may vary over the term of a Note, at the option of the Holder, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest on the Note occurs on the first or last day of an accrual period) a pro rata portion of the OID thereon which is attributable to such accrual period. The amount of the OID attributable to each full accrual period will be the product of the “adjusted issue price” of the Note at the beginning of such accrual period multiplied by the “yield to maturity” of the Note (as determined by semi-annual compounding), less the qualified stated interest taken into income by the U.S. Holder during that period or on the first day of the succeeding accrual period. The adjusted issue price of a Note at the beginning of an accrual period is the original issue price of the Note plus the aggregate amount of OID that accrued in all prior accrual periods, and less any cash payments on the Note other than qualified stated interest. The yield to maturity is the discount rate that, when used in computing the present value of all principal and interest payments to be made under a Note, produces an amount equal to the issue price of the Note.

Election to Treat All Interest as Original Issue Discount

A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading “Amount of and Taxation of Original Issue Discount on Notes,” with the modifications described herein. In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal the electing U.S. Holder’s adjusted basis in the Note immediately after its acquisition and the issue date of the Note will be the date of its acquisition by the electing U.S. Holder. This election generally will apply only to the Note with respect to which it is made and may not be revoked without the consent of the U.S. Internal Revenue Service (“IRS”).

Sale and Redemption of Notes

A U.S. Holder of a Note generally will recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of such Note in an amount equal to the difference between the amount of cash and fair market value of other property received in exchange therefor (other than amounts attributable to accrued interest, which will be taxable as such) and such U.S. Holder’s adjusted tax basis in the Note (generally, such U.S. Holder’s initial investment in the Note, increased by any original issue discount included in income through the date of disposition and reduced by the amount of any principal payments received on the Note). Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note generally will be U.S. source capital gain or loss. In the case of a U.S. Holder who is an individual, estate or trust, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income if the U.S. Holder’s holding period for the Note exceeds one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Subject to the discussion of “backup” withholding below, a non-U.S. Holder is currently exempt from U.S. federal income taxes with respect to interest on the Notes unless the non-U.S. Holder (i) is an insurance company carrying on a U.S. insurance business to which the interest is attributable, within the meaning of the Code, or (ii) has an office or other fixed place of business in the United States to which the interest is attributable and the interest is either derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading in stock or Notes for its own account. In addition, subject to the discussion of backup withholding below, a non-U.S. Holder will not be subject to U.S. federal income tax on any gain on a sale or other disposition of a Note unless (a) the Holder is an individual who is present in the United States for 183 days or more during the taxable year, and certain other conditions exist, or (b) the gain is effectively connected with the conduct of a trade or business within the United States. In addition, the Notes will be deemed to be situated outside the United States for purposes of the U.S. federal estate tax and will not be includible in the gross estate for purposes of such tax in the case of a non-resident of the United States who is not a citizen of the United States at the time of death.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments within the United States of interest on Notes, including payments made by the U.S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, redemption or other disposition of Notes through a U.S. branch of a United States or foreign broker. A 31% “backup withholding” tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or certification of exempt status or, in the case of payments of interest, fails to certify that he is not subject to such withholding or fails to report interest and dividend income in full. The proceeds of a sale, redemption, or other disposition of Notes through a foreign branch of a U.S. broker or U.S.-related broker generally will be subject to information reporting, but are not currently subject to backup withholding. Non-U.S. persons are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification and identification requirements in order to prove their exemption. For purposes of these rules, a “U.S.-related broker” is a broker or other intermediary that is a controlled foreign corporation for U.S. federal income tax purposes or that is a non-U.S. person, 50% or more of the gross income from all sources of which, over a specified three-year period, is effectively connected with a U.S. trade or business. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner’s U.S. federal income tax liability provided the required information is furnished to the IRS.

The Treasury Department recently promulgated final Treasury Regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements, but rather unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to certain transition rules. Non-U.S. Holders should consult their own tax advisors with respect to the impact, if any, of the new final Treasury Regulations.

Turkey

The following general summary is based upon the income tax laws of Turkey and interpretations thereof by the Turkish Ministry of Finance as in effect on the date of this annual report and is subject to any change which may be retroactive.

A holder of a Note who derives income from a Note or who realizes a gain on the disposal or redemption of a Note will be subject to Turkish taxation on income or capital gains if the holder is, or is deemed to be, resident in Turkey or if capital gains are deemed to be sourced in Turkey for the purposes of the relevant provisions in the tax laws of Turkey.

Payments of principal and redemption premium under the Notes by us may be made free of withholding taxes withheld or assessed by Turkey or any political subdivision or taxing authority thereof or therein. When the Notes were issued, Turkcell obtained opinions from its Turkish tax advisers to the effect that on the date those opinions were issued, it was more likely than not that the interest payments to be made by Turkcell to us, and interest payments to be made by us to the holders of the Notes, may be made free of withholding tax. However, this conclusion is not binding on the Turkish tax authorities or courts, which could reach a contrary conclusion. There is no formal tax ruling process in Turkey and therefore Turkcell has been unable to obtain a ruling. It is possible that Turkcell would have to litigate to attempt to sustain its position if its position is challenged by the Turkish tax authorities and there can be no assurance as to the outcome of any such litigation.

10F.                        Dividends and Paying Agents

Not applicable.

10G.                      Statement by Experts

Not applicable.

10H.                      Documents on Display

Reports and other information regarding Cellco Finance and Turkcell can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

10I.                           Subsidiary Information

Not applicable.

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk Management

The fair value of the 1998 Notes increased from $270.0 million at December 31, 2001 to $311.3 million at December 31, 2002; the fair value of the 1999 Notes increased from $348.0 million at December 31, 2001 to $412.5 million at December 31, 2002.

The following table sets forth as at December 31, 2001 and December 31, 2002 the principal and maturities of our indebtedness that are sensitive to foreign currency exchange rate fluctuations:

	December 31, 2001		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
	$ (in millions)	$ (in millions)	$ (in millions)	$ (in millions)
Financial instrument

1998 Notes	300.0	270.0	300.0	311.3
Average interest rate	15.6%	15.6%	15.6%	15.6%

1999 Notes	400.0	348.0	400.0	412.5
Average interest rate	13.4%	13.4%	13.4%	13.4%

Expected future maturities as of December 31, for each of the next three years and thereafter are set forth in the following table:

	2003	2004	2005	Total
	(in millions of US Dollars)

1998 Notes	—	—	300.0	300.0

1999 Notes	—	—	400.0	400.0

	—	—	700.0	700.0

Interest Rate Risk Management

The following table sets forth as at December 31, 2001 and December 31, 2002 the principal and maturities of our indebtedness that are sensitive to interest rate fluctuations:

	December 31, 2001		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
	$ (in millions)	$ (in millions)	$ (in millions)	$ (in millions)
Financial instrument

1998 Notes	300.0	270.0	300.0	311.3
Average interest rate	15.6%	15.6%	15.6%	15.6%

1999 Notes	400.0	348.0	400.0	412.5
Average interest rate	13.4%	13.4%	13.4%	13.4%

Expected future maturities as of December 31, for each of the next three years and thereafter are set forth in the following table:

	2003	2004	2005	Total
	(in millions of US Dollars)

1998 Notes	—	—	300.0	300.0

1999 Notes	—	—	400.0	400.0

	—	—	700.0	700.0

ITEM 12.                                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                                              CONTROLS AND PROCEDURES

Our Managing Director, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rules 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our Company particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Managing Director completed his evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.                                              [RESERVED]

ITEM 17.                                              FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.                                              FINANCIAL STATEMENTS

The financial statements of Cellco Finance N.V. as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, with the Independent Auditors’ Report thereon are filed as part of this annual report, as follows.

EXHIBITS

EXHIBIT NUMBER		DESCRIPTION

1.1^	—	Articles of Incorporation of Cellco Finance N.V.

2.1^	—	Indenture between Cellco Finance N.V. and Marine Midland Bank dated July 23, 1998.

2.2*	—	Indenture Amendment between Cellco Finance N.V. and Marine Midland Bank dated December 22, 1999.

2.3*	—	Form of 15% Senior Subordinated Exchange Notes due 2005 (included as part of Exhibit 2.1).

2.4*	—	Indenture between Cellco Finance N.V. and HSBC Bank USA, as Trustee and Collateral Agent, dated December 22, 1999.

2.5Ω	—	Indenture Amendment No. 1 between Cellco Finance N.V. and HSBC Bank USA, as Trustee and Collateral Agent, dated March 20, 2000.

2.6*	—	Form of 12.75% Senior Exchange Notes due 2005 (included as part of Exhibit 2.4).

4.1	—	Management Agreement between Cellco Finance N.V. and Amicorp N.V. dated January 27, 1998.

10.1^	—	Annual Report of Turkcell Iletisim Hizmetleri A.S. on Form 20-F for the fiscal year ending December 31, 2002.

12(a).1	—	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

^                   Previously filed with the Registration Statement of Cellco Finance N. V. and Turkcell Iletisim Hizmetleri A.S. on Form F-4, which was declared effective on October 13, 1999 (Registration Nos. 333-9458; 333-9458-01) and incorporated by reference herein.

*                      Previously filed with the Registration Statement of Turkcell Iletisim Hizmetleri A.S. on Form F-1, which was declared effective on July 7, 2000 (Registration No. 333-12118) and incorporated by reference herein.

Ω                  Previously filed with the Registration Statement of Cellco Finance N. V. and Turkcell Iletisim Hizmetleri A.S. on Form F-4, which was declared effective on July 10, 2000 (Registration Nos. 333-12234; 333-12234-01) and incorporated by reference herein.

^                       Previously filed on Form 20-F on June 30, 2003 (Commision File No. 1-15092) and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CELLCO FINANCE N.V.

	By:	AMICORP N.V., Managing Director

	By:	/s/ Jeroen van der Woord
Jeroen van der Woord
Managing Director
Date: June 30, 2003

CERTIFICATIONS

I, Jeroen van der Woord, certify that:

1.                                       I have reviewed this annual report on Form 20-F of Cellco Finance N.V.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)                                      designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)                                     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)                                      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                                      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003
	By:	/s/ Jeroen van der Woord
Jeroen van der Woord
Managing Director

CELLCO FINANCE N.V.

Independent auditors’ report

The Board of Directors and Shareholder

Cellco Finance N.V.

Curacao N.A.

We have audited the accompanying balance sheets of Cellco Finance N.V. (the “Company”) as of December 31, 2001 and 2002, and the related statements of operations, and cash flows for the years ended December 31, 2000, 2001 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cellco Finance N.V. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2000, 2001 and 2002 in conformity with accounting principles generally accepted in the United States of America.

April 30, 2003

KPMG Accountants N.V.

Cellco Finance N.V.

Balance sheets at December 31, 2001 and 2002

Assets (in thousands of US dollars)	2001	2002

Current assets
Cash and cash equivalents (note 4)	3	3
Accrued interest receivable (note 5)	40,000	40,000
Deferred financing costs (notes 3 and 5)	3,424	3,424
Other current assets and receivables	242	242
Total current assets	43,669	43,669

Loans receivable (notes 4 and 5)	700,000	700,000

Deferred financing costs (notes 3 and 5)	8,817	5,392

	752,486	749,061

Liabilities and shareholders’ equity (in thousands of US dollars, except share data)	2001	2002

Current liabilities
Accrued interest payable (note 5)	40,000	40,000
Taxes payable (notes 3 and 6)	233	233
Unearned financing fee income (notes 3 and 5)	3,424	3,424
Total current liabilities	43,657	43,657

Notes payable (notes 4 and 5)	700,000	700,000

Unearned financing fee income (notes 3 and 5)	8,817	5,392

Shareholders’ equity
Common stock
Par value US$1.00; authorized 60,000 issued and paid 12,000 shares (note 1)	12	12
Retained earnings	—	—
Total shareholders’ equity	12	12
	752,486	749,061

See accompanying notes to the financial statements.

Cellco Finance N.V.

Statements of operations for the  years

ended December 31, 2000, 2001 and 2002

(in thousands of US dollars, except share data)	2000	2001	2002

Income
Interest income (notes 3 and 5)	96,000	96,000	96,000
Financing fee income (notes 3 and 5)	3,425	3,425	3,425
Total revenue	99,425	99,425	99,425

Expenses
Interest expense (notes 3 and 5)	(96,000)	(96,000)	(96,000)
Financing cost (notes 3 and 5)	(3,425)	(3,425)	(3,425)

Operating and other expenses re-charged (note 1)	117	117	117

Income before taxes	117	117	117

Taxes on income (notes 3 and 6)	(117)	(117)	(117)

Net income	—	—	—

Basic and diluted earnings per common share	—	—	—

Weighted average number of common shares outstanding	12,000	12,000	12,000

See accompanying notes to the financial statements.

Cellco Finance N.V.

Statements of cash flows for the years

ended December 31, 2000, 2001 and 2002

(in thousands of US dollars)	2000	2001	2002

Cash flows from operating activities:
Net income	—	—	—

Adjustments to reconcile net income to net cash used in operating activities	—	—	—

Changes in assets and liabilities:
Accrued interest receivable	(19,975)	—	—
Other current assets and receivables	(83)	(48)	—
Accrued interest payable	19,975	—	—
Accrued income taxes	83	48	—

Net cash used in operating activities	—	—	—

Cash flows from investing activities:
Loans granted	—	—	—
Net cash used in investing activities	—	—	—

Cash flows from financing activities:

Proceeds from issuance of notes	—	—	—
Deferred financing costs	3,425	3,425	3,425
Unearned financing fees	(3,425)	(3,425)	(3,425)
Net cash provided by financing activities	—	—	—

Net increase in cash and cash equivalents	—	—	—

Cash and cash equivalents at the beginning of period	3	3	3

Cash and cash equivalents at the end of period	3	3	3

Supplemental cash flow information:
Interest paid	76,025	96,000	96,000
Taxes paid	22	69	116

See accompanying notes to the financial statements.

Cellco Finance N.V.

Notes to the financial statements as of  December 31, 2001 and  2002 and for the years ended December  31, 2000, 2001 and 2002

(1)         Activities and ownership

Cellco Finance N.V. (the “Company”) was incorporated on January 27, 1998 as a limited liability company under the laws of the Netherlands Antilles. The Company has its registered office at Caracasbaaiweg 199, Curacao, the Netherlands Antilles, and is registered with the trade register of the Chamber of Commerce and Industry in Curacao. The authorized share capital of the Company is divided into 60,000 ordinary shares with a par value of one US Dollar each, of which 12,000 fully-paid shares have been issued. The sole shareholder is Cellco Stichting, a stichting, or foundation, organized under the laws of the Netherlands Antilles (the “Foundation”). The sole beneficiary of the Foundation is a Netherlands Antilles charitable foundation. The Foundation has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company (the “Trust Company”). The Company is managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The Trust Company is also the sole managing director. The Company has no officers, the managing director carries out the functions of the executive officers, consistent with the Netherlands Antilles law.

The Company was formed for the purpose of issuing debt securities and lending the proceeds thereof to Turkcell Iletisim Hizmetleri A.S. (“Turkcell”). The Company issued $300,000,000 15% Senior Subordinated Notes (the “Senior Subordinated Notes”) due 2005 and $400,000,000 12.75% Senior Notes (the “Senior Notes”) due 2005, and entered into Issuer Credit Agreements with Turkcell, under which the proceeds of these Notes were loaned to Turkcell. The Company has conducted no operations since it was established other than the issuance of these Notes and will have no subsidiaries or significant business activities and is not expected to produce any revenues except payments received from Turkcell under the Issuer Credit Agreements and under any similar agreements which may be required upon any additional debt issuances. Pursuant to the Issuer Credit Agreements, any operating and other expenses of the Company are payable by Turkcell.

Shareholders’ equity consists of the following at December 31, 2000, 2001 and 2002 (amounts in thousands, except share data):

			Total shareholders’ equity
	Common stock
(in thousands of US dollars, except share data)	Shares	Amount

Balance at January 1, 2000	12,000	12	12

Issuance of common stock	—	—	—

Balance at December 31, 2000, 2001 and 2002	12,000	12	12

The Company had no comprehensive income for the years ended December 31, 2000, 2001 and 2002.

(2)         Basis of preparation of financial statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s year-end is December 31. These financial statements cover the year ended December 31, 2002. The comparative figures for 2000 and 2001 in the statements of operations and cash flows cover the years ended December 31, 2000 and 2001.

At December 31, 2002, substantially all of the Company’s assets represent amounts receivable from Turkcell. The Company’s results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell’s business, financial condition, results of operations or liquidity.  In particular, the Turkish economy has been adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey’s fragile relations with the United States is another risk factor that may effect the financial market negatively in the near future. Turkey’s return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. At December 31, 2002, Turkcell’s current liabilities exceeded current assets by $209.5 million. As noted in Turkcell’s financial statements this matter may raise doubt about Turkcell’s ability to continue as a going concern. The Company’s cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt towards the Company. The financial statements of the Company have been prepared assuming that Turkcell will continue as a going concern, and that therefore the Company will continue as a going concern. Turkcell has generated positive cash flows from operations for the past years. Turkcell’s management believes that Turkcell will continue to generate sufficient operating cash flows to operate as a going concern.

The Company has continued to receive timely payments from Turkcell on its Note receivable and believes that Turkcell will continue to be able to service its debt on a timely basis. Accordingly, the financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

(3)         Summary of significant accounting policies

Significant accounting policies followed in the preparation of the financial statements referred to above are set out below:

(a)  Revenue and expense recognition

The accrual basis of accounting is followed for the recognition of revenue and expenses.

(b)  Deferred financing cost and unearned financing fees

Financing costs incurred in connection with the issuance of the Notes, which were recharged by the Company to Turkcell, are deferred and are amortized over the terms of the Notes as an adjustment to financing fee income and financing costs.  Other costs relating to the issuance of the Notes are paid directly by Turkcell.

(c)  Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d)  Earnings per share

The Company adopted SFAS No. 128, “Earnings Per Share”. In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted averaged number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share, as the Company has no common stock equivalents.

(e)  Foreign currency transactions

Transactions denominated in currencies other than US Dollar are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in currencies other than US Dollar are converted into US Dollar at the exchange rates ruling at the balance sheet date with the resulting exchange differences recognized in the determination of income.

(4)         Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, loans receivable and notes payable.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

The carrying amounts approximate fair value because of the short maturity of those instruments.

Loans receivable and notes payable

The fair values of loans receivable and notes are estimated based on the quoted market prices.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2001		December 31, 2002
(in thousands of US dollars)	Carrying amount	Fair value	Carrying amount	Fair Value

Cash and cash equivalents	3	3	3	3
Loans receivable	700,000	618,000	700,000	723,750
Notes payable	700,000	618,000	700,000	723,750

(5)         Loans receivable, accrued interest receivable, notes payable and accrued interest payable

15% Senior Subordinated Notes due 2005

The Company issued $300,000,000 aggregate principal amount of 15% Senior Subordinated Notes due 2005 on July 23, 1998.

Under an Issuer Credit Agreement dated July 23, 1998, the Company has loaned to Turkcell $300,000,000 net of financing fees.

The Company and Turkcell filed a registration statement to register the exchange offer of the 15% Senior Subordinated Notes of the Company (the “Notes”) under the Securities Act of 1933. A registration statement for the exchange offer was declared effective on October 14, 1999.

Principal, maturity and interest:

The Notes are limited in aggregate amount to $400,000,000, $300,000,000 of which was issued in the offering, and $100,000,000 of which may be offered from time to time in the future. In the event of such a future offering, the notes offered thereby would have the same terms as the Notes. The Notes mature at par on August 1, 2005.  Interest accrues at the rate of 15% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the registered holders at the close of business on the preceeding January 15 and July 15

Redemption:

The Notes are redeemable, at the option of the Company, in whole or in part at any time, on and after August 1, 2002, upon 30 to 60 days’ notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to the date of redemption.

Year	Percentage

2002	107.50%
2003	103.75%
2004 and thereafter	100.00%

The Senior Subordinated Notes may also be redeemed, in whole or in part, at the Company’s option, upon 30 to 60 days’ notice at 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

Security:

The Issuer Credit Agreement is a general unsecured obligation of Turkcell and is subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the Issuer Credit Agreement dated July 23, 1998.

Covenants:

The governing Indenture contains certain customary covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

Senior Notes due 2005

The Company issued $400,000,000 aggregate principal amount of 12 ¾% Senior Notes due 2005 on December 22, 1999.

Under an Issuer Credit Agreement dated December 22, 1999, the Company has loaned to Turkcell US$400,000,000 net of financing fees.

Turkcell and the Company have agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they will file a registration statement to register exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of the Company (the “Senior Notes”). A registration statement for the exchange offer was declared effective on July 11, 2000 and completed on August 14, 2000.

Principal, maturity and interest:

The Senior Notes are limited in aggregate amount to $500,000,000, $400,000,000 of which was issued in the offering, and $100,000,000 of which may be offered from time to time in the future.  In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes.  The Senior Notes mature at par on August 1, 2005.

Interest accrues at the rate of 12.75% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the registered holders at the close of business on the preceeding January 15 and July 15.

Redemption:

The Senior Notes may be redeemed, in whole, at the Company’s option, upon 30 to 60 days’ notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

Security:

The payment of all obligations under the Issuer Credit Agreement dated December 22, 1999 is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

Covenants:

The governing Indenture contains certain customary covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control, or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

(6)         Taxes on income

The Company is subject to taxation in the Netherlands Antilles based on the Profit Tax Ordinance and a tax ruling obtained from the Tax Inspector of Netherlands Antilles. In accordance with such tax ruling, the Company’s taxable income is equal to 1% of the average daily principal amount of the notes outstanding during the period. A rate of 0.5% is applicable for average daily principal amount of notes outstanding in excess of $80,000,000.

(7)         Management agreement

On January 27, 1998, the Company signed a management agreement with Amicorp Curacao N.V., a Netherlands Antilles trust company. Under this agreement, Amicorp Curacao N.V. shall be managing director of the Company and will be responsible for the operations of the Company.