Form 20-F
period 2003-12-31
CELLCO FINANCE NV
filed 2004-06-30
CIK 1060193

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Numbers: 333-9458

CELLCO FINANCE N.V.
(Exact name of Registrant as specified in its charter)

Netherlands Antilles
(Jurisdiction of incorporation or organization)

Pareraweg 45
Curacao
Netherlands Antilles
Tel: 599-9-4343500
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None.

Securities registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

12.75% Senior Exchange Notes due 2005

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

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

Item 17 ☐        Item 18 ☒

INTRODUCTION

        This is the annual report for 2003 of Cellco Finance N.V. ("Cellco Finance"), a Netherlands Antilles limited liability company ("naamloze vennootschap"). Cellco Finance's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), a joint stock company organized and existing under the laws of the Republic of Turkey.

        On July 23, 1998, Cellco Finance issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated as of July 23, 1998 between Cellco Finance and HSBC Bank USA (then known as Marine Midland Bank) (the "1998 Restricted Notes"). On December 22, 1999, Cellco Finance issued $400,000,000 of 12.75% Senior Notes due 2005 pursuant to an Indenture dated as of December 22, 1999 between Cellco Finance and HSBC Bank USA (the "1999 Restricted Notes"). Each of the 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions, which resold those Notes pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act") in transactions outside the United States in reliance on Regulation S under the Securities Act and to "qualified institutional buyers" under Rule 144A under the Securities Act.

        Cellco Finance loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to a Subordinated Credit Agreement dated July 23, 1998 and a Credit Agreement dated December 22, 1999, respectively (such Credit Agreements being collectively herein called the "Credit Agreements").

        Pursuant to a Registration Statement filed with the Securities and the Exchange Commission (the "SEC") and declared effective on October 13, 1999, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1998 Restricted Notes. Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of Senior Subordinated Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes (such Senior Subordinated Exchange Notes being herein called the "1998 Exchange Notes"). Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1999 Restricted Notes. Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of Senior Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes (such Senior Exchange Notes being herein called the "1999 Exchange Notes" and, together with the 1998 Exchange Notes, "Exchange Notes"; the Exchange Notes, the 1998 Restricted Notes and the 1999 Restricted Notes are collectively referred to as the "Notes"). On October 8, 2003, Cellco Finance announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 have consented to the proposed redemption of 15% Senior Subordinated Notes due 2005. The redemption price was 103.75% and the redemption was made on November 10, 2003.

        The terms "we," "us," "our" and similar terms refer to Cellco Finance and do not include or refer to Turkcell. We do not control Turkcell. However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell's business, and our business is subject to all risks and uncertainties to which Turkcell's business is subject. Accordingly, we refer to Turkcell's Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 2004 (the "Turkcell Annual Report"), which is hereby incorporated by reference in this annual report, for a detailed description of Turkcell's business and the risks and uncertainties it faces.

        At December 31, 2003, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations of Turkcell, whose operations are substantially all inside Turkey. Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition and results of operations. In particular, the Turkish economy has been adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002 and 2003, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. In 2003, with the help of a single government and tight monetary policy, the Turkish Lira appreciated 17.1% against the US dollar. The wholesale price index (WPI) increased by 13.9% and the consumer price index (CPI) increased by 18.4% in 2003.

        The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey.

        Our financial information included in this annual report has been prepared and is presented in accordance with accounting principles generally accepted in the United States of America, or US GAAP, in US dollars. Our financial statements as of December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003, included herein, have been audited by KPMG Cevdet Suner Denetim ve Yeminli Mali Müsavirlik AS, or KPMG, our independent accountants.

        Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not equal the exact sum of those figures. In this report, references to "$" and "US dollars" are to US dollars. Except as otherwise noted, all interest rates are on a per annum basis.

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or," "continue".

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

        The following table presents our selected financial data as of December 31, 1999, 2000, 2001, 2002 and 2003 and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. We have derived the selected financial data set forth below as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 from our audited financial statements and the notes thereto, which were prepared in accordance with US GAAP and audited by KPMG, our independent accountants.

        You should read the following information in conjunction with "Item 5. Operating and Financial Review and Prospects", our financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, the related notes and the independent auditors' report appearing elsewhere in this annual report.

[The remainder of this page has been left blank.]

	Year ended December 31,
	1999	2000	2001	2002	2003
	$	$	$	$	$
		(in thousands, except per share data)
Statement of Operations
Revenues
Interest income	46,275	96,000	96,000	96,000	89,625
Financing fee income	1,345	3,425	3,425	3,425	3,242
Total revenue	46,620	99,425	99,425	99,425	92,867
Expenses
Interest expense	(46,275)	(96,000)	(96,000)	(96,000)	(89,625)
Financing cost	(1,345)	(3,425)	(3,425)	(3,425)	(3,242)
Operating and other expenses recharged	58	117	117	117	117
Income before taxes	58	117	117	117	117
Taxes on income	(58)	(117)	(117)	(117)	(117)
Net income	—	—	—	—	—
Basic and diluted earnings per common share	—	—	—	—	—
Balance Sheet Data (at period end)
Cash and cash equivalents	3	3	3	3	3
Total assets	739,230	755,863	752,486	749,061	424,991
Long-term debt	700,000	700,000	700,000	700,000	400,000
Total debt	700,000	700,000	700,000	700,000	400,000
Total liabilities	739,218	755,851	752,474	749,049	424,979
Capital stock	12	12	12	12	12
Total shareholders' equity	12	12	12	12	12
Number of shares issued and paid	12,000	12,000	12,000	12,000	12,000
Cash Flow Information
Net cash used in operating activities	—	—	—	—	—
Net cash used in investing activities	(400,000)	—	—	—	300,000
Net cash provided by financing activities	400,000	—	—	—	(300,000)

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

        We do not control Turkcell. However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell's business, and our business is subject to all risks and uncertainties to which Turkcell's business is subject. Accordingly, we refer to the Turkcell Annual Report for a detailed description of Turkcell's business and the risks and uncertainties it faces.

        There can be no assurance that Turkcell will have the financial resources necessary to pay us under the Credit Agreements so that we will be able to pay or repurchase the Notes in accordance with their terms.

        Economic developments in Turkey and in the global economy have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition, results of operations or liquidity.

        At December 31, 2003, substantially all of our assets represent amounts, receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002 and 2003, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. In 2003, with the help of a single government and tight monetary policy, the Turkish Lira appreciated 17.1% against the US dollar. The wholesale price index increased by 13.9% and the consumer price index increased by 18.4% in 2003.

        During 2002 and 2003, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002 and 2003.

        Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The economic problems that Turkey may face in 2004 and the future are primarily the current account deficit resulting from the ongoing appreciation of the Turkish Lira against the US dollar, debt sustainability problems due to populist policies, possible easing of the 6.5% primary surplus target or not meeting it and a possible increase in interest rates in the United States, which could lead to an outflow of fund from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the European Union (EU). Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of populist economic policies carried out by the government. On the other hand, tight monetary and fiscal policies may lead to a decrease in investment spending, which will also lead to a lower GDP ratio and employment rate. Government's GDP target is 5% for 2004, which is also forecasted by Turkcell. Moreover, Turkcell forecasts a year-end inflation rate of 15% in the WPI and 13.5% in the CPI which is higher than the Central Bank's forecast of 12%. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulties in Turkey.

        Turkcell may be unable to repay the loans we made to it if it is subject to a change of control.

        The Indentures governing the Notes provide that upon the occurrence of a change of control of Turkcell, we must make an offer to purchase all of the Notes at a price in cash equal to 101% of their aggregate principal amount plus accrued and unpaid interest, including any additional interest, to the date of purchase. The Credit Agreements require Turkcell to fund such redemption. However, provisions in our 1999 Indenture restrict any future credit agreements or other agreements relating to our indebtedness and existing or future agreements of Turkcell may contain similar restrictions and provisions. Therefore, we may not have the ability to repurchase the Notes, if a change of control occurs.

        There can be no assurance that the Turkish tax authorities will accept Turkcell's interest and foreign exchange loss deductions for payment of interest under the Credit Agreements.

        Under the "disguised capital rule" under the Turkish Corporation Tax Law, in the computation of its taxable income, a Turkish corporation may not deduct interest paid to an affiliated corporation or a corporation with which it maintains an extensive and continuing economic relationship if the Turkish corporation is "thinly capitalized." Moreover, if such a loan is not denominated in Turkish Lira, the Turkish corporation's foreign exchange losses on the loan may not be deducted. Turkish tax law and practice provide neither a clear definition of thin capitalization nor a clear indication of the circumstances that constitute an extensive and continuing economic relationship; in each case the Turkish tax authorities appear to take into consideration the facts and circumstances of the particular taxpayer and transaction. In some cases, thin capitalization has been found to exist where debt-to-equity ratios have been lower than Turkcell's debt-to-equity ratio. Loans made in these circumstances may be treated as disguised capital.

        Turkcell has advised that we are not affiliated with Turkcell for purposes of the disguised capital rule, and no economic relationship exists between us apart from the Credit Agreements. Turkcell has informed us that it is adequately capitalized for a company in the Global System for Mobile Communications (GSM) operating business and that interest payments it makes pursuant to the Credit Agreements will not be subject to the disguised capital rule and, therefore, its interest payments and any foreign exchange losses with respect to those agreements will be fully deductible by Turkcell in the computation of its Turkish income tax liability.

        There can be no assurance that Turkcell's view would prevail in any administrative or judicial proceeding that resulted from a challenge by Turkish tax authorities to its position on these deductions. If Turkcell were unable to make such deductions, the loss of deductibility, as well as potential penalties or interest payable upon determination that prior deductions must be reversed, would increase its tax liabilities and reduce Turkcell's after-tax net income, which could have a material adverse effect on its financial condition.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

        Cellco Finance N.V. was incorporated on January 27, 1998 as a limited liability company ("naamloze vennootschap") under the Commercial Code of the Netherlands Antilles. The address of our registered office is Pareraweg 45, Curacao, the Netherlands Antilles, and we are registered with the trade register of the Chamber of Commerce and Industry in Curacao under number 78117. Our telephone number is 599 9 4343500. Our agent for service of process in the United States in connection with the Notes is CT Corporation, 111 8th Avenue, 13th Floor, New York, New York 10011.

        We were formed for the purpose of issuing debt securities and lending the proceeds of those debt securities to Turkcell. On July 23, 1998, we issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated as of July 23, 1998 between us and HSBC Bank USA (then known as Marine Midland Bank) and on December 22, 1999, we issued $400,000,000 of 12.75% Senior Notes due 2005 pursuant to an Indenture dated as of December 22, 1999 between us and HSBC Bank USA. The 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions which resold those Notes pursuant to exemptions from registration under the Securities Act in transactions outside the United States in reliance on Regulation S under the Securities Act and to "qualified institutional buyers" under Rule 144A under the Securities Act. We loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to the Credit Agreements. Senior Subordinated Notes were redeemed on November 10, 2003, together with the accrued interest.

        Pursuant to a Registration Statement filed with the SEC and declared effective on October 13, 1999, we offered to exchange the 1998 Exchange Notes that had been registered with the SEC for the 1998 Restricted Notes. Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of the 1998 Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes. Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, we offered to exchange the 1999 Exchange Notes that had been registered with the SEC for the 1999 Restricted Notes. Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of the 1999 Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes. On October 8, 2003, we announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 have consented to the proposed redemption of 15% Senior Subordinated Notes due 2005. The redemption price was 103.75% and the redemption was made on November 10, 2003.

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

4C. Organizational Structure

        Our authorized share capital is $60,000, divided into 60,000 ordinary shares with a par value of $1.00 each, of which 12,000 fully-paid shares have been issued. Our sole shareholder is Cellco Stichting, a Netherlands Antilles foundation. The sole beneficiary of Cellco Stichting is a Netherlands Antilles charitable foundation. Cellco Stichting has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company.

        We are managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. Amicorp Curacao N.V. is also our sole managing director. We have no officers; the managing director exercises the functions of executive officers, consistent with Netherlands Antilles law.

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

        Since our sole business is to issue debt securities and lend the proceeds of those securities to Turkcell, you should read our operating and financial review and prospects in conjunction with "Item 5. Operating and Financial Review and Prospects" in the Turkcell Annual Report.

5A. Operating Results

        Revenues. Our revenue consists primarily of interest and financing fees from Turkcell paid pursuant to the Credit Agreements.

        Expenses. Expenses consist primarily of interest paid on the Notes and taxes.

Critical Accounting Policies

        We have prepared our financials statements assuming we will continue as a going concern; accordingly we have recorded the loans receivable and the related interest income at the full amount receivable from Turkcell. Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition and results of operations. Should Turkcell's operating results or the Turkish economy suffer further significant declines it could result in Turkcell lacking the financial resources to repay the loans. If Turkcell were unable to repay the loans then an impairment charge would need to be recorded.

5B. Liquidity and Capital Resources

        We are a special purpose finance vehicle formed to issue debt instruments and lend the proceeds to Turkcell. All of our existing obligations are matched by claims on Turkcell. We do not expect to incur additional indebtedness other than to fund Turkcell's operations, and any such additional indebtedness will be matched by claims on Turkcell.

        At December 31, 2003, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

        The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey. Turkcell has generated positive cash flows from operations for the past years. We have continued to receive timely payments from Turkcell on our Note receivable and we believe that Turkcell will continue to be able to service its debt on a timely basis.

        Under the Indenture (the "1998 Indenture") governing the 15.00% senior subordinated notes due in 2005 (the "1998 Notes") issued by us and the 1998 Issuer Credit Agreement, the 1998 Notes were redeemable, at our option, in whole or in part at any time, on or after August 1, 2002, upon 30 to 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to date of redemption:

Year	Percentage
2002	107.50%
2003	103.75%
2004	100.00%

        On September 19, 2003, Turkcell declared its intention to early redeem the Senior Subordinated Notes. Accordingly, we started the process of Consent Solicitation for 12.75% Senior Notes in order to exercise the call option for 15% Senior Subordinated Notes. On October 8, 2003, we announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 have consented to the proposed redemption. The redemption price is 103.75% and the redemption has been made on November 10, 2003, together with the accrued interest.

        There are some regulations in the Indenture (the "1999 Indenture") governing the 12.75% senior notes due in 2005 issued by us (the "1999 Notes") and the 1999 Issuer Credit Agreement, regarding the exercise of optional redemption of the 1998 Notes.

        According to the 1999 Indenture, we cannot make any principal payments on any of its indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

        The following table illustrates our major contractual obligations as of December 31, 2003.

		Payments due by period
US$ Million Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	400.0	—	400.0	—	—

Total	400.0	—	400.0	—	—

5C. Research and Development, Patents and Licenses

        We have not had any research and development activities for the last three years. We own no patents.

5D. Trend Information

        At December 31, 2003, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

        The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002 and 2003, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. In 2003, with the help of a single government and tight monetary policy, the Turkish Lira appreciated 17.1% against the US dollars. Wholesale price index increased by 13.9% and consumer price index increased by 18.4% in 2003.

        During 2002 and 2003, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002 and 2003.

        Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The economic problems that Turkey may face in 2004 and the future are primarily the current account deficit resulting from the ongoing appreciation of the Turkish Lira against the US dollar, debt sustainability problems due to populist policies, possible easing of 6.5% primary surplus target or not meeting it and a possible increase in interest rates in the United States, which could lead to an outflow of fund from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the European Union (EU). Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of populist economic policies carried out by the government. On the other hand, tight monetary and fiscal policies may lead to decrease in investment spending which will also lead to a lower GDP ratio and employment rate. Government's GDP target is 5% for 2004 which is also forecasted by Turkcell. Moreover, Turkcell forecasts a year-end inflation rate of 15% in WPI and 13.5% in CPI which is higher than the Central Bank's forecast of 12%. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulties in Turkey.

        Since our sole business is to issue debt securities and lend the proceeds of the debt securities to Turkcell, you should read "Item 5D. Trend Information" of the Turkcell Annual Report.

5E. Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Tabular Disclosure of Contractual Obligations

        The following table illustrates our major contractual obligations as of December 31, 2003.

		Payments due by period
US$ Million Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	400.0	—	400.0	—	—

Total	400.0	—	400.0	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        Our authorized share capital is $60,000, divided into 60,000 ordinary shares with a par value of $1.00 each, of which 12,000 fully-paid shares have been issued. The sole shareholder of Cellco Finance is Cellco Stichting. The sole beneficiary of Cellco Stichting is a Netherlands Antilles charitable foundation, which has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company. We are managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. Amicorp Curacao N.V. is also our sole managing director. We have no officers or senior management; the managing director exercises the functions of executive officers, consistent with Netherlands Antilles law.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

        See "Item 6. Director, Senior Management and Employees" above.

7B. Related Party Transactions

        Not applicable.

7C. Interests of Experts and Counsel

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. Financial Statements and Other Financial Information

        Audited financial statements as of December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003 are included at "Item 18. Financial Statements". Because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell, you should read Turkcell's financial statements included at "Item 18. Financial Statements" in the Turkcell Annual Report.

Legal and Arbitration Proceedings

        We are not involved in any pending legal proceedings.

Dividend Policy

        To date we have not paid any dividends to our sole shareholder. We are prohibited by the Indentures under which the Notes were issued from paying any dividends on our shares.

8B. Significant Changes

        Because our sole purpose is to issue debt securities and lend the proceeds of those debt securities to Turkcell, we are affected by significant changes to Turkcell reported in "Item 8B. Financial Information—Significant Changes" of the Turkcell Annual Report.

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

United States

        The following summary contains a description of the U.S. federal income tax consequences of the ownership and disposition of the 1999 Exchange Notes (herein the "Notes") to U.S. Holders (as defined below). This summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to hold to the Notes. In particular, this summary of the U.S. federal income tax matters only applies to holders who acquired the Notes in the original offering at their issue price, participated in the exchange offer to exchange the 1999 Restricted Notes into 1999 Exchange Notes, and that have held and will continue to hold the Notes as capital assets for U.S. federal income tax purposes.

        This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

        Holders of the Notes should consult their own tax advisers as to the U.S. federal tax consequences of the ownership and disposition of the Notes, in addition to the effect of any state or local tax laws or the laws of any other jurisdiction.

        This summary does not purport to discuss all aspects of U.S. federal income taxation which may be relevant to particular investors, such as financial institutions, securities or currency dealers or traders, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons holding Notes as part of a position in a "straddle" or as part of a "conversion," hedging or larger integrated financial transaction, persons entering into a "constructive sale" transaction with respect to a Note or "U.S. Holders" with a currency other than the U.S. dollar as their functional currency, among others.

        Rules under the Code relating to amortizable bond premium or market discount may, in particular instances, apply to U.S. Holders that purchased the Notes at a time other than the initial offering or at a price other than the issue price. These U.S. Holders should consult their own tax advisors as to the possible applicability and consequences of such rules.

        As used herein, a "U.S. Holder" means a holder of a Note who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the U.S. or any state or other political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds Notes is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

Stated Interest

        Interest paid on a Note, including any amounts payable as interest gross-up payments, will be included in a U.S. Holder's gross income as ordinary interest income at the time that it is accrued or paid, in accordance with the U.S. Holder's regular method of tax accounting. Such interest will constitute foreign source income for U.S. federal income tax purposes but, with certain exceptions, will be treated separately, together with other items of "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws.

Sale and Redemption of Notes

        A U.S. Holder of a Note generally will recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of such Note in an amount equal to the difference between the amount of cash and fair market value of other property received in exchange therefore (other than amounts attributable to accrued interest, which will be taxable as such) and such U.S. Holder's adjusted tax basis in the Note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note generally will be U.S. source capital gain or loss. In the case of a U.S. Holder who is an individual, estate or trust, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income if the

U.S. Holder's holding period for the Note exceeds one year. The deductibility of capital losses is subject to limitations.

U.S. Information Reporting and Backup Withholding

        Payments of interest on and proceeds from the sale, exchange, or other disposition of the Notes may be subject to information reporting requirements to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from the backup withholding. U.S. persons who are required to establish their exempt status generally must furnish a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder's U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

  Foreign Exchange Risk Management

        The fair value of the 1999 Notes increased from $412.5 million at December 31, 2002 to $446.0 million at December 31, 2003.

        The following table sets forth as at December 31, 2002 and December 31, 2003 the principal and maturities of our indebtedness that are sensitive to foreign currency exchange rate fluctuations:

	December 31, 2002		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
	$ (in millions)	$ (in millions)	$ (in millions)	$ (in millions)
Financial instrument
1998 Notes	300.0	311.3	—	—
Average interest rate	15.6%	15.6%	—	—
1999 Notes	400.0	412.5	400.0	446.0
Average interest rate	13.4%	13.4%	13.4%	13.4%

        Expected future maturities as of December 31, for each of the next two years and thereafter are set forth in the following table:

	2004	2005	Total
1999 Notes	—	400.0	400.0

	—	400.0	400.0

Interest Rate Risk Management

        The following table sets forth as at December 31, 2002 and December 31, 2003 the principal and maturities of our indebtedness that are sensitive to interest rate fluctuations:

	December 31, 2002		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
	$ (in millions)	$ (in millions)	$ (in millions)	$ (in millions)
Financial instrument
1998 Notes	300.0	311.3	—	—
Average interest rate	15.6%	15.6%	—	—
1999 Notes	400.0	412.5	400.0	446.0
Average interest rate	13.4%	13.4%	13.4%	13.4%

        Expected future maturities as of December 31, for each of the next three years and thereafter are set forth in the following table:

	2004	2005	Total
1999 Notes	—	400.0	400.0

	—	400.0	400.0

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        Our Managing Director, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rules 13a-15(e)) as of and for the period covered by this Form 20-F, has concluded that, as of such date, the Company's disclosure controls and procedures were effective.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Managing Director completed his evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        We do not maintain an audit committee because it is not required under the laws of our home jurisdiction. Without such a committee, it is impossible to have an audit committee financial expert. Thus, our Managing Director has determined that we do not have an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

        The Company has not adopted a code of ethics that applies to the Managing Director because a code of ethics is not required under the laws of our home jurisdiction..

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG has served as Cellco Finance's independent public accountants for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by KPMG to Cellco Finance in 2003 and 2002.

	2003	2002
	$ (in millions)	$ (in millions)
Audit Fees(1)	0.1	0.1
Audit-related Fees	—	—
Tax fees	—	—
All other fees	—	—
Total	0.1	0.1

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        The financial statements of Cellco Finance N.V. as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, with the Independent Auditors' Report thereon are filed as part of this annual report, as follows.

Independent Auditors' Report
Balance Sheets at December 31, 2002 and 2003
Statement of operations for the years ended December 31, 2001, 2002 and 2003
Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003
 Notes to Financial Statements

EXHIBITS

EXHIBIT NUMBER		DESCRIPTION
1.1	†	Articles of Incorporation of Cellco Finance N.V.
2.1	†	Indenture between Cellco Finance N.V. and Marine Midland Bank dated July 23, 1998.
2.2	*	Indenture Amendment between Cellco Finance N.V. and Marine Midland Bank dated December 22, 1999.
2.3	*	Form of 15% Senior Subordinated Exchange Notes due 2005 (included as part of Exhibit 2.1).
2.4	*	Indenture between Cellco Finance N.V. and HSBC Bank USA, as Trustee and Collateral Agent, dated December 22, 1999.
2.5	‡	Indenture Amendment No. 1 between Cellco Finance N.V. and HSBC Bank USA, as Trustee and Collateral Agent, dated March 20, 2000.
2.6	*	Form of 12.75% Senior Exchange Notes due 2005 (included as part of Exhibit 2.4).
4.1		Management Agreement between Cellco Finance N.V. and Amicorp Curacao N.V. dated January 27, 1998.
10.1	^	Annual Report of Turkcell Iletisim Hizmetleri A.S. on Form 20-F for the fiscal year ending December 31, 2003.
12.1		Certification pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

†
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

‡
Previously filed with the Registration Statement of Cellco Finance N. V. and Turkcell Iletisim Hizmetleri A.S. on Form F-4, which was declared effective on July 10, 2000 (Registration Nos. 333-12234; 333-12234-01) and incorporated by reference herein.

^
Previously filed on Form 20-F on June 30, 2004 (Commision File No. 1-15092) and incorporated by reference herein.

Cellco Finance N.V.

Independent auditors' report

The Board of Directors and Shareholder
Cellco Finance N.V.
Curacao N.A.

        We have audited the accompanying balance sheets of Cellco Finance N.V. (the "Company") as of December 31, 2002 and 2003, and the related statements of operations, and cash flows for the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cellco Finance N.V. as of December 31, 2002 and 2003, and the results of its operations and cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America.

February 27, 2004
Istanbul, Turkey

Cellco Finance N.V.
Balance sheets at December 31, 2002 and 2003

Assets	2002	2003
	(in thousands of US dollars)
Current assets
Cash and cash equivalents (note 4)	3	3
Accrued interest receivable (note 5)	40,000	21,250
Deferred financing costs (notes 3 and 5)	3,424	1,247
Other current assets and receivables	242	352

Total current assets	43,669	22,852
Loans receivable (notes 4 and 5)	700,000	400,000
Deferred financing costs (notes 3 and 5)	5,392	2,139

	749,061	424,991

Liabilities and shareholders' equity	2002	2003
	(in thousands of US dollars, except share data)
Current liabilities
Accrued interest payable (note 5)	40,000	21,250
Taxes payable (notes 3 and 6)	233	343
Unearned financing fee income (notes 3 and 5)	3,424	1,247

Total current liabilities	43,657	22,840
Notes payable (notes 4 and 5)	700,000	400,000
Unearned financing fee income (notes 3 and 5)	5,392	2,139
Shareholders' equity
Common stock
Par value US$1.00; authorized 60,000 issued and paid 12,000 shares (note 1)	12	12
Retained earnings	—	—

Total shareholders' equity	12	12

	749,061	424,991

See accompanying notes to the financial statements.

Cellco Finance N.V.
Statements of operations for the years
ended December 31, 2001, 2002 and 2003

	2001	2002	2003
	(in thousands of US dollars, except share data)
Income
Interest income (notes 3 and 5)	96,000	96,000	89,625
Financing fee income (notes 3 and 5)	3,425	3,425	3,242

Total revenue	99,425	99,425	92,867
Expenses
Interest expense (notes 3 and 5)	(96,000)	(96,000)	(89,625)
Financing cost (notes 3 and 5)	(3,425)	(3,425)	(3,242)
Operating and other expenses re-charged (note 1)	117	117	117

Income before taxes	117	117	117
Taxes on income (notes 3 and 6)	(117)	(117)	(117)

Net income	—	—	—

Basic and diluted earnings per common share	—	—	—

Weighted average number of common shares outstanding	12,000	12,000	12,000

See accompanying notes to the financial statements.

Cellco Finance N.V.
Statements of cash flows for the years
ended December 31, 2001, 2002 and 2003

	2001	2002	2003
	(in thousands of US dollars)
Cash flows from operating activities:
Net income	—	—	—
Adjustments to reconcile net income to net cash used in operating activities	—	—	—
Changes in assets and liabilities:
Accrued interest receivable	—	—	18,750
Other current assets and receivables	(48)	—	(110)
Accrued interest payable	—	—	(18,750)
Accrued income taxes	48	—	110
Net cash used in operating activities	—	—	—
Cash flows from investing activities:
Proceeds from loans granted	—	—	300,000

Net cash provided by investing activities	—	—	300,000
Cash flows from financing activities:
Payment on notes	—	—	(300,000)
Deferred financing costs—current/non-current	3,425	3,425	5,430
Unearned financing fees—current/non-current	(3,425)	(3,425)	(5,430)

Net cash used in financing activities	—	—	(300,000)

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at the beginning of period	3	3	3

Cash and cash equivalents at the end of period	3	3	3

Supplemental cash flow information:
Interest paid	96,000	96,000	119,625
Taxes paid	69	116	—

See accompanying notes to the financial statements.

Cellco Finance N.V.

Notes to the financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003

(1)   Activities and ownership

        Cellco Finance N.V. (the "Company") was incorporated on January 27, 1998 as a limited liability company under the laws of the Netherlands Antilles. The Company has its registered office at Pareraweg 45, Curacao, the Netherlands Antilles, and is registered with the trade register of the Chamber of Commerce and Industry in Curacao. The authorized share capital of the Company is divided into 60,000 ordinary shares with a par value of one US Dollar each, of which 12,000 fully-paid shares have been issued. The sole shareholder is Cellco Stichting, a stichting, or foundation, organized under the laws of the Netherlands Antilles (the "Foundation"). The sole beneficiary of the Foundation is a Netherlands Antilles charitable foundation. The Foundation has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company (the "Trust Company"). The Company is managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The Trust Company is also the sole managing director. The Company has no officers, the managing director carries out the functions of the executive officers, consistent with the Netherlands Antilles law.

        The Company was formed for the purpose of issuing debt securities and lending the proceeds thereof to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"). The Company issued $300,000,000 15% Senior Subordinated Notes (the "Senior Subordinated Notes") due 2005 (which was redeemed on November 10, 2003) and $400,000,000 12.75% Senior Notes (the "Senior Notes") due 2005, and entered into Issuer Credit Agreements with Turkcell, under which the proceeds of these Notes were loaned to Turkcell. The Company has conducted no operations since it was established other than the issuance of these Notes and will have no subsidiaries or significant business activities and is not expected to produce any revenues except payments received from Turkcell under the Issuer Credit Agreements and under any similar agreements which may be required upon any additional debt issuances. Pursuant to the Issuer Credit Agreements, any operating and other expenses of the Company are payable by Turkcell.

        Shareholders' equity consists of the following at December 31, 2001, 2002 and 2003 (amounts in thousands, except share data):

	Common stock
			Total shareholders' equity
	Shares	Amount
	(in thousands of US dollars, except share data)
Balance at January 1, 2000	12,000	12	12
Issuance of common stock	—	—	—

Balance at December 31, 2001, 2002 and 2003	12,000	12	12

        The Company had no comprehensive income for the years ended December 31, 2001, 2002 and 2003.

(2)   Basis of preparation of financial statements

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's year-end is December 31. These financial statements cover the year ended December 31, 2003. The comparative figures for 2001 and 2002 in the statements of operations and cash flows cover the yearsended December 31, 2001 and 2002.

        At December 31, 2003, substantially all of the Company's assets represent amounts receivable from Turkcell. The Company's results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

        Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition, results of operations or liquidity. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 and during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002 and 2003, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. In 2003, with the help of a single government and tight monetary policy, the Turkish Lira appreciated 17.1% against the US dollars. Wholesale price index increased by 13.9% and consumer price index increased by 18.4% in 2003. During 2002 and 2003, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002 and 2003. Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The economic problems that Turkey may face in 2004 and the future are primarily the current account deficit resulting from the ongoing appreciation of the Turkish Lira against the US dollar, debt sustainability problems due to populist policies, possible easing of 6.5% primary surplus target or not meeting it and a possible increase in interest rates in the United States, which could lead to an outflow of fund from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the European Union (EU). Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of populist economic policies carried out by the government. On the other hand, tight monetary and fiscal policies may lead to decrease in investment spending which will also lead to a lower GDP ratio and employment rate. Government's GDP target is 5% for 2004 which is also forecasted by Turkcell. Moreover, Turkcell forecasts a year-end inflation rate of 15% in WPI and 13.5% in CPI which is higher than the Central Bank's forecast of 12%.

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

  (d) Earnings per share

          The Company adopted SFAS No. 128, "Earnings Per Share". In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted averaged number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share, as the Company has no common stock equivalents.

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

(4)   Fair value of financial instruments

        The Company's financial instruments consist of cash and cash equivalents, loans receivable and notes payable.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

        The carrying amounts approximate fair value because of the short maturity of those instruments.

Loans receivable and notes payable

        The fair values of loans receivable and notes are estimated based on the quoted market prices.

        The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2002		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair Value
	(in thousands of US dollars)
Cash and cash equivalents	3	3	2	2
Loans receivable	700,000	723,750	400,000	446,000
Notes payable	700,000	723,750	400,000	446,000

(5)   Loans receivable, accrued interest receivable, notes payable, accrued interest payable and premium on redemption of notes.

15% Senior Subordinated Notes due 2005

        The Company issued $300,000,000 aggregate principal amount of 15% Senior Subordinated Notes due 2005 on July 23, 1998.

        Under an Issuer Credit Agreement dated July 23, 1998, the Company has loaned to Turkcell $300,000,000 net of financing fees.

        The Company and Turkcell filed a registration statement to register the exchange offer of the 15% Senior Subordinated Notes of the Company (the "Notes") under the Securities Act of 1933. A registration statement for the exchange offer was declared effective on October 14, 1999.

        The Senior Subordinated Notes were redeemable, at the option of the Company, in whole or in part at any time, on and after August 1, 2002, upon 30 to 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to the date of redemption.

Year	Percentage
2003	103.75%
2004 and thereafter	100.00%

        The Senior Subordinated Notes may also be redeemed, in whole or in part, at the Company's option, upon 30 to 60 days' notice at 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

        On September 19, 2003, Turkcell declared its intention to early redeem the Senior Subordinated Notes. Accordingly, the Company started the process of Consent Solicitation for 12.75% Senior Notes in order to exercise the call option for 15% Senior Subordinated Notes. On October 8, 2003, the Company announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 have consented to the proposed redemption. The redemption price is 103.75% and the redemption has been made on November 10, 2003, together with the accrued interest.

Senior Notes due 2005

        The Company issued $400,000,000 aggregate principal amount of 12 3/4% Senior Notes due 2005 on December 22, 1999.

        Under an Issuer Credit Agreement dated December 22, 1999, the Company has loaned to Turkcell US$400,000,000 net of financing fees.

        Turkcell and the Company have agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they will file a registration statement to register exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of the Company (the "Senior Notes"). A registration statement for the exchange offer was declared effective on July 11, 2000 and completed on August 14, 2000.

Principal, maturity and interest:

        The Senior Notes are limited in aggregate amount to $500,000,000, $400,000,000 of which was issued in the offering, and $100,000,000 of which may be offered from time to time in the future. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005.

        Interest accrues at the rate of 12 3/4% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the registered holders at the close of business on the preceding January 15 and July 15.

Redemption:

        The Senior Notes may be redeemed, in whole, at the Company's option, upon 30 to 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations there under) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

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

(6)   Taxes on income

        The Company is subject to taxation in the Netherlands Antilles based on the Profit Tax Ordinance and a tax ruling obtained from the Tax Inspector of Netherlands Antilles. In accordance with such tax ruling, the Company's taxable income is equal to 1% of the average daily principal amount of the notes outstanding during the period. A rate of 0.5% is applicable for average daily principal amount of notes outstanding in excess of $80,000,000.

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

CELLCO FINANCE N.V.
	By:	AMICORP CURACAO N.V., Managing Director
	By:	/s/ XANDER R.M. ARTS Xander R.M. Arts Managing Director

Date: June 30, 2004

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
FORWARD-LOOKING STATEMENTS
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
SIGNATURES