Form 20-F
period 2004-12-31
CELLCO FINANCE NV
filed 2005-06-30
CIK 1060193

Use these links to rapidly review the document
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the Fiscal Year Ended December 31, 2004

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

Item 17 Item 18    ☒

INTRODUCTION

        This is the annual report for 2004 of Cellco Finance N.V. ("Cellco Finance"), a Netherlands Antilles limited liability company ("naamloze vennootschap"). Cellco Finance's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), a joint stock company organized and existing under the laws of the Republic of Turkey.

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

        Pursuant to a Registration Statement filed with the Securities and the Exchange Commission (the "SEC") and declared effective on October 13, 1999, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1998 Restricted Notes. Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of Senior Subordinated Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes (such Senior Subordinated Exchange Notes being herein called the "1998 Exchange Notes"). Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1999 Restricted Notes. Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of Senior Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes (such Senior Exchange Notes being herein called the "1999 Exchange Notes" and, together with the 1998 Exchange Notes, "Exchange Notes"; the Exchange Notes, the 1998 Restricted Notes and the 1999 Restricted Notes are collectively referred to as the "Notes"). On October 8, 2003, Cellco Finance announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 had consented to the proposed redemption of 15% Senior Subordinated Notes due 2005. The redemption price was 103.75% and the redemption was made on November 10, 2003.

        The terms "we," "us," "our" and similar terms refer to Cellco Finance and do not include or refer to Turkcell. We do not control Turkcell. However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell's business, and our business is subject to all risks and uncertainties to which Turkcell's business is subject. Accordingly, we refer to Turkcell's Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 2005 (the "Turkcell Annual Report"), which is hereby incorporated by reference in this annual report, for a detailed description of Turkcell's business and the risks and uncertainties it faces.

        At December 31, 2004, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations of Turkcell, whose operations are substantially all inside Turkey. Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition and results of operations.

        The Turkish economy has gone through a political and economic stabilization period starting from 2002 following the worst of the financial turmoil in 2001. The healing period started with the new IMF stand-by program in 2002, which sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new stand-by program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

        The financial condition of Turkcell and its future operations and cash flows could be adversely affected by economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such economic difficulty in Turkey.

        Our financial information included in this annual report has been prepared and is presented in accordance with accounting principles generally accepted in the United States of America, or US GAAP, in US dollars. Our financial statements as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004, included herein, have been audited by KPMG Cevdet Suner Denetim ve Yeminli Mali Müsavirlik AS, or KPMG, our independent accountants.

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

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or," "continue".

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

        The following table presents our selected financial data as of December 31, 2000, 2001, 2002, 2003 and 2004 and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. We have derived the selected financial data set forth below as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 from our audited financial statements and the notes thereto, which were prepared in accordance with US GAAP and audited by KPMG, our independent accountants.

        You should read the following information in conjunction with "Item 5. Operating and Financial Review and Prospects", our financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, the related notes and the independent auditors' report appearing elsewhere in this annual report.

	Year ended December 31,
	2000	2001	2002	2003	2004
	$(in thousands, except per share data)
Statement of Operations
Revenues
Interest income	96,000	96,000	96,000	89,625	51,000
Financing fee income	3,425	3,425	3,425	3,242	2,138
Total revenue	99,425	99,425	99,425	92,867	53,138
Expenses
Interest expense	(96,000)	(96,000)	(96,000)	(89,625)	(51,000)
Financing cost	(3,425)	(3,425)	(3,425)	(3,242)	(2,138)
Operating and other expenses recharged	117	117	117	117	72
Income before taxes	117	117	117	117	72
Taxes on income	(117)	(117)	(117)	(117)	(72)
Net income	—	—	—	—	—
Basic and diluted earnings per common share	—	—	—	—	—
Balance Sheet Data (at period end)
Cash and cash equivalents	3	3	3	3	3
Total assets	755,863	752,486	749,061	424,991	422,808
Long-term debt	700,000	700,000	700,000	400,000	—
Total debt	700,000	700,000	700,000	400,000	400,000
Total liabilities	755,851	752,474	749,049	424,979	422,796
Capital stock	12	12	12	12	12
Total shareholders' equity	12	12	12	12	12
Number of shares issued and paid	12,000	12,000	12,000	12,000	12,000
Cash Flow Information
Net cash used in operating activities	—	—	—	—	—
Net cash used in investing activities	—	—	—	300,000	—
Net cash provided by financing activities	—	—	—	(300,000)	—

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

        At December 31, 2004, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations of Turkcell, whose operations are substantially all inside Turkey. Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition and results of operations.

        Turkish economy has gone through a political and economic stabilization period starting from 2002 following the worst of the financial turmoil in 2001. The healing period started with the new IMF stand-by program in 2002, which sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new stand-by program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

        Turkish economy is now among the fastest growing economies. It's driven by robust private consumption, investment and exports. Tight macroeconomic policies, based on a high primary surplus and on strict monetary conditions which kept inflation on a steep downward path, have improved confidence. The convergence to the European Union ("EU"), and the close co-operation with the IMF have contributed critically to the momentum of policies. Inflation was down to single digits, for the year ended December 31, 2004, for the first time in thirty years. In December 2004, EU leaders agreed to start membership talks with Turkey in October 3, 2005. The major economic problem that Turkey may face in and after 2005 is primarily the current account deficit which accounted for 5% of GDP at the end of 2004. So far, foreign direct investment inflows remained weak into Turkey, the fiscal deficits will be funded almost entirely by additional foreign debt whose sustainability could raise concerns. Although Turkey has made remarkable progress in restoring debt sustainability with high primary surplus, lower borrowing costs, appreciation of New Turkish Lira ("TRY") against major currencies and high growth in gross domestic products ("GDP"); the government's large debt portfolio most of which consists of short term and foreign currency debts, reaching to approximately 74% of GDP, implying particularly high rates of rollover on domestic and international markets, remains a big vulnerability. Given the strength of the economy and the risk of a further widening of the current balance deficit, the government's aim should be finding additional revenue sources from stronger growth for debt reduction. At this point, structural reforms become crucial issue, such as overhauling the tax system is a top priority, which is estimated at between 30% and 50% of GDP.

        Turkey's debt dynamics have improved, but remain vulnerable to higher US dollar interest rates and a more stable US dollar. GDP growth in 2004 reached a record of 9.9% due to partially to a deferred durable goods demand. The central bank of Turkey expects the GDP growth to slow to 5% in 2005. In mid 2004 TRY depreciated to some extend due to a sell-off in emerging markets. This sell off has turned into a appreciating TRY trend with the introduction of EU membership talks and favourable international liquidity. Still Turkey's widening current account deficit warns of a sharp devaluation of TRY against foreign currencies while current account deficit is funded by foreign debt and mostly short term speculative capital flows. However, political tension, even that arising from non-economic issues, has a major impact on capital markets. Negotiations on resolving the Cyprus issue will continue to affect the capital markets. Turkey might face significant obstacles before it is theoretically able to join the EU. Even if membership negotiations begin with EU, they are likely to be long and challenging and EU membership seems likely by 2015 at the earliest. Some EU members continue to state their doubts as to whether Turkey should be allowed to join the EU. Some countries have stated that they may hold public referandums at the end of the negotiation process. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulties.

        Turkcell may be unable to repay the loans we made to it if it is subject to a change of control.

        The Indenture governing the Notes provides that upon the occurrence of a change of control of Turkcell, we must make an offer to purchase all of the Notes at a price in cash equal to 101% of their aggregate principal amount plus accrued and unpaid interest, including any additional interest, to the date of purchase. The Credit Agreements require Turkcell to fund such redemption. However, provisions in our 1999 Indenture restrict any future credit agreements or other agreements relating to our indebtedness and existing or future agreements of Turkcell may contain similar restrictions and provisions. Therefore, we may not have the ability to repurchase the Notes, if a change of control occurs.

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

        We were formed for the purpose of issuing debt securities and lending the proceeds of those debt securities to Turkcell. On July 23, 1998, we issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated as of July 23, 1998, between us and HSBC Bank USA (then known as Marine Midland Bank) and on December 22, 1999, we issued $400,000,000 of 12.75% Senior Notes due 2005 pursuant to an Indenture dated as of December 22, 1999, between us and HSBC Bank USA. The 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions which resold those Notes pursuant to exemptions from registration under the Securities Act in transactions outside the United States in reliance on Regulation S under the Securities Act and to "qualified institutional buyers" under Rule 144A under the Securities Act. We loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to the Credit Agreements.

        Pursuant to a Registration Statement filed with the SEC and declared effective on October 13, 1999, we offered to exchange the 1998 Exchange Notes that had been registered with the SEC for the 1998 Restricted Notes. Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of the 1998 Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes. Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, we offered to exchange the 1999 Exchange Notes that had been registered with the SEC for the 1999 Restricted Notes. Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of the 1999 Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes. On October 8, 2003, we announced that the holders of almost 90% in aggregate principal amount of our outstanding 12.75% Senior Notes due 2005 consented to the proposed redemption of our 15% Senior Subordinated Notes due 2005. The redemption price was 103.75% and the redemption was made on November 10, 2003.

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

Critical Accounting Policies

        We have prepared our financials statements assuming we will continue as a going concern; accordingly we have recorded the loans receivable and the related interest income at the full amount receivable from Turkcell. Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition and results of operations. Should Turkcell's operating results or the Turkish economy decline, it could result in Turkcell lacking the financial resources to repay the loans. If Turkcell were unable to repay the loans then an impairment charge would need to be recorded.

5B.    Liquidity and Capital Resources

        We are a special purpose finance vehicle formed to issue debt instruments and lend the proceeds to Turkcell. All of our existing obligations are matched by claims on Turkcell. We do not expect to incur additional indebtedness other than to fund Turkcell's operations, and any such additional indebtedness will be matched by claims on Turkcell.

        At December 31, 2004, substantially all of our assets represented amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey..

        The financial condition of Turkcell and its future operations and cash flows could be adversely affected by economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such economic difficulty in Turkey. Turkcell has generated positive cash flows from operations for the past years. We have continued to receive timely payments from Turkcell on our Note receivable and we believe that Turkcell will continue to be able to service its debt on a timely basis.

        Under the Indenture (the "1998 Indenture") governing the 15% Senior Subordinated Notes due 2005 (the "1998 Notes") issued by us and the 1998 Issuer Credit Agreement, the 1998 Notes were redeemable, at our option, in whole or in part at any time, on or after August 1, 2002, upon 30 to 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to date of redemption:

Year	Percentage
2002	107.50%
2003	103.75%
2004	100.00%

        On September 19, 2003, Turkcell declared its intention to early redeem the 15% Senior Subordinated Notes due 2005. Accordingly, we started the process of Consent Solicitation for 12.75% Senior Notes due 2005 in order to exercise the call option for 15% Senior Subordinated Notes due 2005. On October 8, 2003, we announced that the holders of almost 90% in aggregate principal amount of our outstanding 12.75% Senior Notes due 2005 had consented to the proposed redemption. The redemption price was 103.75% and the redemption was made on November 10, 2003, together with the accrued interest.

        According to the Indenture governing the 12.75% Senior Notes due 2005 issued by us (the "1999 Notes"), we cannot make any principal payments on any of our indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

        The following table illustrates our major contractual obligations as of December 31, 2004.

	Payments due by period
US$ Million Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	400.0	400.0	—	—	—

        Our intention is to pay 12.75% Senior Notes on its maturity August 2005.

5C.    Research and Development, Patents and Licenses, etc.

        We have not had any research and development activities for the last three years. We own no patents.

5D.    Trend Information

        At December 31, 2004, substantially all of our assets represented amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations of Turkcell, whose operations are substantially all inside Turkey. Economic developments in Turkey have had, and may continue to have, a material adverse effect on Turkcell's business, financial condition and results of operations.

        Turkish economy has gone through a political and economic stabilization period starting from 2002 following the worst of the financial turmoil in 2001. The healing period started with the new IMF stand-by program in 2002, which sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new stand-by program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

        Turkish economy is now among the fastest growing economies. It's driven by robust private consumption, investment and exports. Tight macroeconomic policies, based on a high primary surplus and on strict monetary conditions which kept inflation on a steep downward path, have improved confidence. The convergence to the EU, and the close co-operation with the IMF have contributed critically to the momentum of policies. Inflation was down to single digits, for the year ended December 31, 2004, for the first time in thirty years. In December 2004, EU leaders agreed to start membership talks with Turkey in October 3, 2005. The major economic problem that Turkey may face in and after 2005 is primarily the current account deficit which accounted for 5% of GDP at the end of 2004. So far, foreign direct investment inflows remained weak into Turkey, the fiscal deficits will be funded almost entirely by additional foreign debt whose sustainability could raise concerns. Although Turkey has made remarkable progress in restoring debt sustainability with high primary surplus, lower borrowing costs, appreciation of TRY against major currencies and high growth in GDP; the government's large debt portfolio most of which consists of short term and foreign currency debts, reaching to approximately 74% of GDP, implying particularly high rates of rollover on domestic and international markets, remains a big vulnerability. Given the strength of the economy and the risk of a further widening of the current balance deficit, the government's aim should be finding additional revenue sources from stronger growth for debt reduction. At this point, structural reforms become crucial issue, such as overhauling the tax system is a top priority, which is estimated at between 30% and 50% of GDP.

        Turkey's debt dynamics have improved, but remain vulnerable to higher US dollar interest rates and a more stable US dollar. GDP growth in 2004 reached a record of 9.9% due to partially to a deferred durable goods demand. The central bank of Turkey expects the GDP growth to slow to 5% in 2005. In mid 2004 TRY depreciated to some extend due to a sell-off in emerging markets. This sell off has turned into a appreciating TRY trend with the introduction of EU membership talks and favourable international liquidity. Still Turkey's widening current account deficit warns of a sharp devaluation of TRY against foreign currencies while current account deficit is funded by foreign debt and mostly short term speculative capital flows. However, political tension, even that arising from non-economic issues, has a major impact on capital markets. Negotiations on resolving the Cyprus issue will continue to affect the capital markets. Turkey might face significant obstacles before it is theoretically able to join the EU. Even if membership negotiations begin with EU, they are likely to be long and challenging and EU membership seems likely by 2015 at the earliest. Some EU members continue to state their doubts as to whether Turkey should be allowed to join the EU. Some countries have stated that they may hold public referandums at the end of the negotiation process. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulties.

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

5F.    Tabular Disclosure of Contractual Obligations

        The following table illustrates our major contractual obligations as of December 31, 2004.

	Payments due by period
US$ Million Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	400.0	400.0	—	—	—

	400.0	400.0	—	—	—

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        Our authorized share capital is $60,000, divided into 60,000 ordinary shares with a par value of $1.00 each, of which 12,000 fully-paid shares have been issued. The sole shareholder of Cellco Finance is Cellco Stichting. The sole beneficiary of Cellco Stichting is a Netherlands Antilles charitable foundation, which has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company. We are managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. Amicorp Curacao N.V. is our sole managing director. We have no officers or senior management; the managing director exercises the functions of executive officers, consistent with Netherlands Antilles law.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.    Major Shareholders

        See "Item 6. Director, Senior Management and Employees" above.

7B.    Related Party Transactions

        Not applicable.

7C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8A.    Financial Statements and Other Financial Information

        Audited financial statements as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004 are included at "Item 18. Financial Statements". Because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell, you should read Turkcell's financial statements included at "Item 18. Financial Statements" in the Turkcell Annual Report.

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

        General Meetings of Shareholders, whether annual or special, shall be convened by means of letters airmailed, air couriered or hand delivered or telegrams or telefaxes sent to the addresses or telefax numbers, as the case may be, of shareholders as stated in the register of shareholders. An annual General Shareholder Meeting is held within nine months of the close of the Company's financial year. A General Shareholder Meeting, either annual or general, may be convened by a twenty day (or ten day in urgent matters, excluding the day on which the notice is mailed, respectively published, and excluding the day on which the meeting is held) notice to shareholders. Shareholders may be represented at the meeting by proxy or designated by letter or telegram.

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

        This summary does not purport to discuss all aspects of U.S. federal income taxation which may be relevant to particular investors, such as banks, financial institutions, securities or currency dealers or traders, traders electing to mark to market, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons holding Notes as part of a position in a "straddle" or as part of a "conversion," hedging or larger integrated financial transaction, persons subject to the alternative minimum tax, or individual retirement or other tax deferred accounts, persons entering into a "constructive sale" transaction with respect to a Note or "U.S. Holders" with a currency other than the U.S. dollar as their functional currency, among others.

        Rules under the Code relating to amortizable bond premium or market discount may, in particular instances, apply to U.S. Holders that purchased the Notes at a time other than the initial offering or at a price other than the issue price. These U.S. Holders should consult their own tax advisors as to the possible applicability and consequences of such rules.

        As used herein, a "U.S. Holder" means a beneficial owner of a Note who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized under the laws of the U.S. or any state or other political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds Notes is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

Stated Interest

        Interest (including any payments of additional amounts) paid on a Note, including any amounts payable as interest gross-up payments, will be included in a U.S. Holder's gross income as ordinary interest income at the time that it is accrued or paid, in accordance with the U.S. Holder's regular method of tax accounting. Such interest will constitute foreign source income for U.S. federal income tax purposes but, with certain exceptions, will be treated separately, together with other items of

"passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws.

Sale and Redemption of Notes

        A U.S. Holder of a Note generally will recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of such Note in an amount equal to the difference between the amount of cash and fair market value of other property received in exchange therefore (other than amounts attributable to accrued and unpaid interest, which will be taxable as such) and such U.S. Holder's adjusted tax basis in the Note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note generally will be U.S. source capital gain or loss. In the case of a U.S. Holder who is an individual, estate or trust, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income if the U.S. Holder's holding period for the Note exceeds one year. The deductibility of capital losses is subject to limitations.

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

10I.    Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Foreign Exchange Risk Management

        The fair value of the 1999 Notes decreased from $446.0 million at December 31, 2003 to $417.0 million at December 31, 2004.

        The following table sets forth as at December 31, 2003 and December 31, 2004, the principal and maturities of our indebtedness that is sensitive to foreign currency exchange rate fluctuations:

	December 31, 2003		December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value
	$(in millions)
Financial instrument
1999 Notes	400.0	446.0	400.0	417.0
Average interest rate	13.4%	13.4%	13.4%	13.4%

        1999 Notes will mature on August 1, 2005.

  Interest Rate Risk Management

        The following table sets forth as at December 31, 2003 and December 31, 2004 the principal and maturities of our indebtedness that is sensitive to interest rate fluctuations:

	December 31, 2003		December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value
	$(in millions)
Financial instrument
1999 Notes	400.0	446.0	400.0	417.0
Average interest rate	13.4%	13.4%	13.4%	13.4%

        1999 Notes will mature on August 1, 2005.

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

ITEM 16B.    CODE OF ETHICS

        The Company has not adopted a code of ethics that applies to the Managing Director because a code of ethics is not required under the laws of our home jurisdiction.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG has served as Cellco Finance's independent public accountants for each of the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by KPMG to Cellco Finance in 2004 and 2003.

	2004	2003
	$(in millions)
Audit Fees (1)	0.1	0.1
Audit-related Fees	—	—
Tax fees	—	—
All other fees	—	—
Total	0.1	0.1

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the

  Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES Y THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

        The financial statements of Cellco Finance N.V. as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, with the Independent Auditors' Report thereon are filed as part of this annual report, as follows.

Report of Independent Registered Public Accounting Firm

Balance Sheets at December 31, 2003 and 2004

Statement of Operations for the Years Ended December 31, 2002, 2003 and 2004

Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004

Notes to Financial Statements

ITEM 19. EXHIBITS

EXHIBIT NUMBER		DESCRIPTION
1.1	†	Articles of Incorporation of Cellco Finance N.V.
2.1	†	Indenture between Cellco Finance N.V. and Marine Midland Bank dated July 23, 1998.
2.2	*	Indenture Amendment between Cellco Finance N.V. and Marine Midland Bank dated December 22, 1999.
2.3	*	Form of 15% Senior Subordinated Exchange Notes due 2005 (included as part of Exhibit 2.1).
2.4	*	Indenture between Cellco Finance N.V. and HSBC Bank USA, as Trustee and Collateral Agent, dated December 22, 1999.
2.5	‡	Indenture Amendment No. 1 between Cellco Finance N.V. and HSBC Bank USA, as Trustee and Collateral Agent, dated March 20, 2000.
2.6	*	Form of 12.75% Senior Exchange Notes due 2005 (included as part of Exhibit 2.4).
4.1		Management Agreement between Cellco Finance N.V. and Amicorp Curacao N.V. dated January 27, 1998.
12.1		Certification pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	^	Annual Report of Turkcell Iletisim Hizmetleri A.S. on Form 20-F for the fiscal year ending December 31, 2004.

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

^
Previously filed on Form 20-F on June 30, 2005 (Commission File No. 1-15092) and incorporated by reference herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Cellco Finance N.V.
Curacao N.A.

        We have audited the accompanying balance sheets of Cellco Finance N.V. (the "Company") as of December 31, 2003 and 2004, and the related statements of operations, and cash flows for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cellco Finance N.V. as of December 31, 2003 and 2004, and the results of its operations and cash flows for the years ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Cevdet Suner Denetim ve Yeminli Mali Müsavirlik AS

February 24, 2005
Istanbul, Turkey

Cellco Finance N.V.

Balance sheets at December 31, 2003 and 2004

	2003	2004
	(in thousands of US dollars)
Assets
Current assets
Cash and cash equivalents (note 4)	3	3
Accrued interest receivable (note 5)	21,250	21,250
Deferred financing costs (notes 3 and 5)	1,247	1,247
Loans receivable (notes 4 and 5)	—	400,000
Other current assets and receivables	352	308

Total current assets	22,852	422,808
Loans receivable (notes 4 and 5)	400,000	—
Deferred financing costs (notes 3 and 5)	2,139	—

	424,991	422,808

Liabilities and shareholders' equity
	(in thousands of US dollars, except share data
Current liabilities
Accrued interest payable (note 5)	21,250	21,250
Taxes payable (notes 3 and 6)	343	299
Notes payable (notes 4 and 5)	—	400,000
Unearned financing fee income (notes 3 and 5)	1,247	1,247

Total current liabilities	22,840	422,796
Notes payable (notes 4 and 5)	400,000	—
Unearned financing fee income (notes 3 and 5)	2,139	—
Shareholders' equity
Common stock
Par value US$1.00; authorized 60,000, issued and paid 12,000 shares (note 1)	12	12
Retained earnings	—	—

Total shareholders' equity	12	12

	424,991	422,808

See accompanying notes to the financial statements.

Cellco Finance N.V.

Statements of operations for the years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
	(in thousands of US dollars, except share data)
Income
Interest income (notes 3 and 5)	96,000	89,625	51,000
Financing fee income (notes 3 and 5)	3,425	3,242	2,138

Total revenue	99,425	92,867	53,138
Expenses
Interest expense (notes 3 and 5)	(96,000)	(89,625)	(51,000)
Financing cost (notes 3 and 5)	(3,425)	(3,242)	(2,138)
Operating and other expenses re-charged (note 1)	117	117	72

Income before taxes	117	117	72
Taxes on income (notes 3 and 6)	(117)	(117)	(72)

Net income	—	—	—

Basic and diluted earnings per common share	—	—	—

Weighted average number of common shares outstanding	12,000	12,000	12,000

See accompanying notes to the financial statements.

Cellco Finance N.V.

Statements of cash flows for the years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
	(in thousands of US dollars)
Cash flows from operating activities:
Net income	—	—	—
Adjustments to reconcile net income to net cash used in operating activities	—	—	—
Changes in assets and liabilities:
Accrued interest receivable	—	18,750	—
Other current assets and receivables	—	(110)	44
Accrued interest payable	—	(18,750)	—
Accrued income taxes	—	110	(44)
Net cash used in operating activities	—	—	—
Cash flows from investing activities:
Proceeds from loans granted	—	300,000	—

Net cash provided by investing activities	—	300,000	—
Cash flows from financing activities:
Payment on notes	—	(300,000)	—
Deferred financing costs—current/non-current	3,425	5,430	2,139
Unearned financing fees—current/non-current	(3,425)	(5,430)	(2,139)

Net cash used in financing activities	—	300,000	—

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at the beginning of period	3	3	3

Cash and cash equivalents at the end of period	3	3	3

Supplemental cash flow information:
Interest paid	96,000	119,625	51,000
Taxes paid	116	—	116

See accompanying notes to the financial statements.

Cellco Finance N.V.

Notes to the financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004

(1)   Activities and ownership

        Cellco Finance N.V. (the "Company") was incorporated on January 27, 1998 as a limited liability company under the laws of the Netherlands Antilles. The Company has its registered office at Pareraweg 45, Curacao, the Netherlands Antilles, and is registered with the trade registry of the Chamber of Commerce and Industry in Curacao. The authorized share capital of the Company is divided into 60,000 ordinary shares with a par value of one US Dollar each, of which 12,000 fully-paid shares have been issued. The sole shareholder is Cellco Stichting, a stichting, or foundation, organized under the laws of the Netherlands Antilles (the "Foundation"). The sole beneficiary of the Foundation is a Netherlands Antilles charitable foundation. The Foundation has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company (the "Trust Company"). The Company is managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The Trust Company is also the sole managing director. The Company has no officers, the managing director carries out the functions of the executive officers, consistent with the Netherlands Antilles law.

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

        Shareholders' equity consists of the following at December 31, 2002, 2003 and 2004:

	Common stock
			Total shareholders' equity
	Shares	Amount
	(in thousands of US dollars, except share data)
Balance at December 31, 2003 and December 31, 2004	12,000	12	12

        The Company had no comprehensive income for years ended December 31, 2002, 2003 and 2004.

(2)   Basis of preparation of financial statements

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's year-end is December 31. These financial statements cover the year ended December 31, 2004. The comparative figures for 2002 and 2003 in the statements of operations and cash flows cover the years ended December 31, 2002 and 2003.

        At December 31, 2004, substantially all of the Company's assets represented amounts receivable from Turkcell. The Company's results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

        The Company is considered a Variable Interest Entity ("VIE") under the guidance of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as revised in December 2003 ("FIN 46 (R)") and consolidated in the consolidated financial statements of Turkcell.

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

Loans receivable and notes payable

        The fair values of loans receivable and notes are estimated based on the quoted market prices.

        The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2003		December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair Value
	(in thousands of US dollars)
Cash and cash equivalents	3	3	3	3
Loans receivable	400,000	446,000	400,000	417,000
Notes payable	400,000	446,000	400,000	417,000

(5)   Loans receivable, accrued interest receivable, notes payable, accrued interest payable and premium on redemption of notes.

12.75% Senior Notes due 2005

        The Company issued $400,000,000 aggregate principal amount of 12.75% Senior Notes due 2005 on December 22, 1999.

        Under an Issuer Credit Agreement dated December 22, 1999, the Company has loaned to Turkcell US$400,000,000 net of financing fees.

        Turkcell and the Company have agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they will file a registration statement to register exchange offer under the Securities Act of 1933 for 12.75% Senior Notes of the Company (the "Senior Notes"). A registration statement for the exchange offer was declared effective on July 11, 2000 and completed on August 14, 2000.

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

Covenants:

        The governing Indenture contains certain customary covenants that limit the ability of the Company, Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control, or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

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

CELLCO FINANCE N.V.
By:	AMICORP CURACAO N.V., Managing Director
By:	/s/ ERIC M. PAASSEN Eric M. Paassen Managing Director

Date: June 30, 2005