Form 20-F/A
period 2004-12-31
CELLCO FINANCE NV
filed 2005-07-05
CIK 1060193

As filed with the Securities and Exchange Commission on July 5, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                   FORM 20-F/A
                                (Amendment No. 1)

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

Yes  |X|  No  |_|

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  Item 18  |X|
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

         Cellco Finance N.V. ("Cellco") hereby amends its Annual Report on Form 20-F filed June 30, 2005, for its fiscal year ended December 31, 2004, to provide an amended Exhibit 12.1 and Exhibit 13.1. Cellco is filing this Amendment for the sole purpose of updating Exhibit 12.1 and Exhibit 13.1.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its Annual Report on Form 20-F on its behalf.

                                    CELLCO FINANCE N.V.

                                    By:  AMICORP CURACAO N.V., Managing Director


                                    By:  /s/ Eric M. Paassen
                                         ---------------------------------
                                         Eric M. Paassen
                                         Managing Director

Date: July 5, 2005